   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1999



                                                      REGISTRATION NO. 333-91363

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                AMENDMENT NO. 1


                                       TO


                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
              (Exact name of small business issuer in its charter)

             NEVADA                             7372                           13-3953047
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

          25300 TELEGRAPH ROAD, SUITE 455, SOUTHFIELD, MICHIGAN 48034
                                 (248) 263-0000
         (Address and telephone number of principal executive offices)
                           -------------------------

                             MR. ROBERT C. DEMERELL
          25300 TELEGRAPH ROAD, SUITE 455, SOUTHFIELD, MICHIGAN 48034
                                 (248) 263-0000
           (Name, address and telephone number of agent for service)
                           -------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                                DAVID D. WARNER
                               ERIC S. BRONSTEIN
                       JAFFE, RAITT, HEUER & WEISS, P.C.
            ONE WOODWARD AVENUE, SUITE 2400, DETROIT, MICHIGAN 48226
                           TELEPHONE: (313) 961-8380
                           FACSIMILE: (313) 961-8358
                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: from time to time after the effective date of this Registration Statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                       AGGREGATE OFFERING          AMOUNT OF
                SECURITIES TO BE REGISTERED                          PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock(2).............................................        $4,020,573              $1,112.46
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


(1) Estimated pursuant to Rule 457 under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

(2) Consists of 1,883,720 issued and outstanding shares of Common Stock, and 3,067,725 shares issuable upon exercise of options and warrants to acquire Common Stock.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


PROSPECTUS


DECEMBER 27, 1999


                      ADVANCED SYSTEMS INTERNATIONAL, INC.


                        4,951,445 SHARES OF COMMON STOCK


                           -------------------------


     The Selling Securityholders identified in this Prospectus are selling up to 4,951,445 shares of our common stock. Of such shares, 1,883,720 shares are currently outstanding and 3,067,725 shares will be issued upon exercise of options and warrants which have been granted to certain Selling Securityholders. The shares were issued, or are issuable upon the conversion or exercise of securities which were issued, by us in private placement transactions.



     The Selling Securityholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any part of the proceeds from the sale of these shares by the Selling Securityholders. However, we may receive up to $2,034,703 in the event all of those options and warrants are exercised.


     Our common stock is quoted on the Nasdaq OTCBB under the trading symbol "ADSN."

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the United States Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also publicly available through the SEC's web site on the Internet at http://www.sec.gov. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Descriptions of any contract or other document referred to in this Prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. At your written or telephonic request, we will provide you, without charge, a copy of any of the information that is incorporated by reference herein (excluding exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Direct your request to the Company at Advanced Systems International, Inc., 25300 Telegraph Road, Suite 455, Southfield, Michigan 48034, Attention: Chief Financial Officer, telephone (248) 263-0000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Capitalization..............................................   10
Use of Proceeds.............................................   11
Market for Our Common Stock.................................   12
Management's Discussion and Analysis........................   13
Business....................................................   17
Management..................................................   22
Certain Relationships and Related Transactions..............   28
Principal Shareholders......................................   29
Description of Securities...................................   31
Selling Securityholders.....................................   33
Plan of Distribution........................................   35
Legal Matters...............................................   35
Experts.....................................................   36
Financial Statements........................................  F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including information contained under the caption "Risk Factors", "Business" and Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the issuance of up to 5,446,892 shares in the event of exercise of outstanding warrants and options, nor to the issuance of up to 1,415,500 shares issuable upon exercise of future options available for grant under our stock option plans.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. You are urged to read this Prospectus carefully and in its entirety.

                                  THE COMPANY

     Through Automatic Time Systems Corp., our wholly-owned operating subsidiary, we develop and supply time and attendance and data integration software applications. Our product offerings include software, hardware, implementation services and the ongoing support necessary for deployment of enterprise-wide data management. We market our products through direct sales and in conjunction with strategic partners. References in this Prospectus to "we", "us", or "AdSys" means Advanced Systems International, Inc., including our wholly-owned operating subsidiary. References to "ATS" means our subsidiary, Automatic Time Systems Corp. We own a federal trademark registration for the mark ATServer, and we own trademark rights in the names ATLink and LABORVIEW.com.

     Our major products include:

     - ATServer. ATServer is a leading time-and-attendance client/server software package, originally developed for DaimlerChrysler Corporation in conjunction with Perot Systems. ATServer efficiently and seamlessly collects, processes and distributes key employee labor data throughout the user's organization. We believe that ATServer is more flexible and adaptive than the equivalent products offered by our key competition. As a result, we have achieved considerable acceptance for ATServer in the automotive and automotive-supplier industries, in part because of its proven history in the industry. Our successes with ATServer in the automotive industry have allowed us to place the product with manufacturing companies, such as Sauder Furniture and with food processing companies, such as Sara Lee Foods. Increasing our market share in the time-and-attendance software industry is a key element of our strategy.

     - ATLink. ATLink is a flexible data distribution and access product that is designed to reduce enterprise resource planning implementation cycles and costs by eliminating the need for multiple point-to-point interfaces. ATLink provides a seamless universal interface among the automated shop floor, warehouse data capture and resource planning modules, packaged application integration software, bolt-on applications, and legacy systems which require that data. Using our Microsoft Windows NT-based graphic user interface, users can rapidly automate data-capture tasks involving a variety of data-collection devices, and then distribute accurate, reliable data throughout their business. We worked closely with third-party data collection terminal manufacturers such as Intermec, Hand Held Products and Control Module to incorporate built-in ATLink interfaces to their products. We believe our existing time-and-attendance customers present ideal subjects for introducing ATLink to potential clients in both the warehousing and manufacturing sectors.

     In September 1999, we introduced a new Internet-based product, LABORVIEW.com, which allows employers to collect labor data from workers anywhere in the world, using a standard Web browser. As part of our strategy to expand our markets, we believe this product offers attractive new features to businesses with mobile workforces.

     Our fiscal year-end is December 31. Our headquarters is in Southfield, Michigan, a suburb of Detroit. Our subsidiary ATS was formed in 1995 to acquire assets and liabilities of Automated Time Systems Corp. That acquisition was completed in early 1996. We then formed our corporation in 1996, and on July 8, 1997 we acquired ATS via a "reverse takeover" merger and made it our operating subsidiary. In the merger, former shareholders of ATS received 62% of our shares, with our prior shareholders retaining the remaining 38%.

     SEE "RISK FACTORS," "MANAGEMENT," "BUSINESS" AND "CERTAIN TRANSACTIONS" FOR A DISCUSSION OF FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING US AND OUR BUSINESS.

                                  THE OFFERING


Securities Offered by Selling
  Securityholders...............    4,951,445 Shares


Common Stock Outstanding:
  Prior to the Offering.........    11,700,579 Shares
  After the Offering............    11,700,579 Shares

Trading Symbol for
  Common Stock..................    ADSN

Risk Factors....................    The Offering involves a high degree of risk.
                                    See "Risk Factors."

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below as of December 31, 1997 and 1998 have been derived from our financial statements, which have been audited by Grant Thornton LLP, independent certified public accountants, whose report for the two years ended December 31, 1998 is included elsewhere in this prospectus. The statement of operations for the nine months ended September 30, 1999 and the balance sheet as of September 30, 1999, are unaudited and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results to be expected for any future period. You should read the selected financial data set forth below with the financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.



                                             YEARS ENDED             NINE MONTHS ENDED
                                             DECEMBER 31,              SEPTEMBER 30,
                                        ----------------------    -----------------------
                                          1997         1998         1998          1999
                                        ---------    ---------    ---------    ----------
                                                 (IN THOUSANDS, EXCEPT SHARE AND
                                                         PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................    $   2,012    $   2,380    $   1,829    $    6,097
Cost of revenues....................          305          155          110           695
                                        ---------    ---------    ---------    ----------
Gross profit (loss).................        1,707        2,225        1,719         5,402
Operating expenses:
  Research and development..........        1,773          315          229           755
  Sales and marketing...............          485          946          635         1,537
  General and administrative........        1,228        2,295        1,249         2,283
                                        ---------    ---------    ---------    ----------
Total operating expenses............        3,485        3,555        2,113         4,574
                                        ---------    ---------    ---------    ----------
Earnings (loss) from operations.....       (1,778)      (1,330)        (395)          828
Other expense.......................          118          160           85           125
Net earnings (loss).................    $  (1,895)   $  (1,490)   $    (479)   $      703
                                        =========    =========    =========    ==========
Earnings (loss) per common share
  Basic.............................    $    (.28)   $    (.17)   $    (.06)   $      .06
                                        =========    =========    =========    ==========
  Diluted...........................    $    (.28)   $    (.17)   $    (.06)   $      .04
                                        =========    =========    =========    ==========
Weighted average common shares
  outstanding (basic)...............    6,739,167    8,870,550    8,468,521    11,558,062
Weighted average common shares
  outstanding (diluted).............    6,739,167    8,870,550    8,468,521    17,083,887



                                                            AS OF
                                                        DECEMBER 31,          AS OF
                                                       ---------------    SEPTEMBER 30,
                                                        1997     1998         1999
                                                       ------    -----    -------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................    $   68    $ 225       $   66
Working capital (deficit)..........................     1,108     (381)         253
Total current assets...............................       545      752        2,343
Long-term obligations, including current portion...       970      799          370
Total stockholders' equity (deficit)...............    (1,195)    (192)         812

                                  RISK FACTORS

     An investment in our securities is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the securities offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, without limitation, those discussed below and elsewhere in this Prospectus.


     WE HAVE A HISTORY OF NET LOSSES. While our business exhibited significant growth and achieved profitability of approximately $703,000 during the nine months ended September 30, 1999, we have a prior history of net losses. For the years ended December 31, 1998 and 1997, we experienced net losses of approximately $1,490,000 and $1,895,000, respectively. Our operating results for future periods will include significant expenses, including product and service development expenses, sales and marketing costs, programming and administrative expenses and acquisition costs, and will be subject to numerous uncertainties. Our ability to operate profitably depends on increasing our sales, achieving sufficient gross profit margins, and bringing new products to the market. As a result, we are unable to predict whether we will maintain profitability in the future.


     WE NEED TO GROW TO MAKE MONEY. If our sales revenues remain at current levels, we believe that operating losses may recur and continue as our expenses increase. As a result, our future profitability is likely to depend upon the successful implementation of our business strategy, which relies significantly upon the growth of our business.


     WE MAY NEED ADDITIONAL CAPITAL AND YOUR INTEREST MAY BE DILUTED. In May 1999, we entered into an arrangement with a local commercial bank to finance our receivables, up to a maximum of $1.8 million, and to obtain a one-year term loan of $250,000. A substantial portion of these funds were used to repay our prior bank loan. In November 1999, we borrowed $250,000 under a 90-day financing arrangement from a private investor that received a 5% fee and will receive interest at 12% per annum, as well as 50,000 warrants to acquire our common stock. In December 1999, we borrowed $500,000 under a one-year financing arrangement from another private investor that received a $25,000 fee and will receive interest at 12% per annum, as well as up to 500,000 warrants to acquire our common stock. That private investor also provided a nonbinding expression of interest to lend us up to an additional $500,000 under similar terms. Funds from both the November and December 1999 loans will be used for working capital. Nevertheless, our operations are capital intensive and our growth strategy will consume a substantial portion of our available working capital. Therefore, depending upon the timing and rate at which we are able to generate revenues from operations, we may require additional capital in order to fund our operations. We cannot predict whether additional financing, when required, will be available to us on acceptable terms. In the event that we raise additional capital by selling equity interests, the relative percentage equity interests of all holders of our equity securities will be diluted.


     OUR BUSINESS IS HIGHLY COMPETITIVE. We face intense competition from competitors in every sector in which we operate. The principal competitive factors within our industry include:

     - cost to acquire and maintain applications

     - reliability and functionality of software applications

     - cross-platform compatibility and ability to interface with other systems

     - ability of software to deliver accurate, real-time data

     - capability of software to enhance compliance with labor and other regulations

     - marketing capabilities of developers

     - technical support offered by developers

     Many of our competitors have well established reputations and significantly greater financial, marketing, personnel and other resources than we do. Our principal competitors are:

     - Simplex Time Recorder Co.

     - Kronos Incorporated

     - Epic Data International, Inc.

     - Abaco, Inc.

     - Datahorse, Inc.

     - jeTech, Inc.

     - Amano Blick International (ABI)

     - Automated Data Processing (ADP)

There can be no assurance that we will be able to compete effectively against these or any other competitors.

     WE DEPEND ON INTELLECTUAL PROPERTY RIGHTS THAT MAY FAIL TO PROTECT OUR BUSINESS. Our success depends in part on our ability to obtain and maintain proprietary protection for our technologies, products, and processes, and our ability to operate without infringing the proprietary rights of other parties. We may not be able to obtain copyright, patent or other protection for our proprietary technologies or for the processes developed by our employees. Legal standards relating to intellectual property rights in computer software are still developing. Any copyrights, patents or other registrations may not sufficiently protect us against competitors with similar technology. In addition, our intellectual property rights may be challenged, narrowed, invalidated or circumvented. Furthermore, our intellectual property rights do not guarantee any competitive advantage.

     We may have to initiate litigation to enforce our intellectual property rights. If our competitors file patent applications covering technology that we employ, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. The cost to us of any litigation or proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any intellectual property litigation could have a material adverse effect on our ability to compete in the marketplace.

     LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS. Our operations are dependent upon the continued services of Gerald A. Pesut, our President and Chief Executive Officer, Howard Tarnoff, our Vice President -- Marketing, Robert C. DeMerell, our Chief

Financial Officer, Treasurer, Secretary and Controller, William Mottram, our Vice President -- Sales, and Timothy Selner, Vice President -- Operations, together with our director of engineering and director of support services. We are dependent upon these key employees and upon our ability to hire and retain other qualified management and personnel. The loss of the services of any of these executive officers or other management or key personnel for any reason would have a material adverse effect upon our business. We do not maintain key man life insurance policies on any of our management employees.

     THERE IS A LIMITED MARKET FOR OUR STOCK, AND OUR STOCK PRICE WILL LIKELY BE VOLATILE. Our common stock is quoted on the Nasdaq OTCBB. However, in view of the relatively small supply of shares eligible for public resale, trading has been limited. We are uncertain as to whether a more regular trading market will develop. Selling our shares is more difficult because smaller quantities of shares are bought and sold and security analysts' and news media's coverage of our company is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Because our shares are not currently listed on a national exchange, they are subject to Rule 15g-9 under the Securities Exchange Act of 1934. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule affects the ability of broker-dealers to sell our shares and may affect the ability of shareholders to sell our shares in the secondary market.

     As of the date of this Prospectus, there are 11,700,579 outstanding shares of common stock of which approximately 9,779,756 shares are eligible for public trading. The trading market for our common stock may be adversely affected by the subsequent influx into the market of the 4,509,145 shares of common stock being registered for resale hereunder, as well as additional shares issuable upon the exercise of other outstanding options and warrants which we may in the future register for resale under the Securities Act of 1933, as amended. This increase in the number of shares available for public sale could have a depressive effect on the market. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capitalization companies. These market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock.

     WE ARE CONTROLLED BY A SMALL NUMBER OF STOCKHOLDERS. As of the date of this Prospectus, our officers, directors and principal stockholders have the power to vote approximately 46% of our outstanding common stock. Consequently, these stockholders are able to elect directors and can exercise control over the outcome of certain corporate matters. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." In addition, applicable statutory provisions and the ability of the Board of Directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes in control of our company. This may be viewed as a disadvantage to a majority of our stockholders who may otherwise desire to participate in such a transaction. These transactions normally provide for the payment of a premium over the existing market price.

     WE DO NOT ANTICIPATE PAYING DIVIDENDS. We intend to retain any future earnings to fund the anticipated operation and expansion of our business. We do not anticipate paying cash dividends on our shares in the foreseeable future.

                                 CAPITALIZATION

     The table below sets forth the following information:

     - our capitalization as of September 30, 1999; and


     - our pro forma capitalization after giving effect to the exercise of all outstanding options and warrants for the acquisition of an aggregate of 5,446,892 shares of common stock and the receipt by AdSys of an aggregate $3,675,520 of proceeds of the exercise of such options and warrants.


     You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.


                                                           AS OF SEPTEMBER 30, 1999
                                                         ----------------------------
                                                           ACTUAL          PRO FORMA
                                                         -----------      -----------
Long-term obligations, including current portion.....    $   370,052      $   370,052
STOCKHOLDERS' EQUITY:
Common stock, 20,000,000 shares authorized and
  11,700,579 shares issued and outstanding actual;
  20,000,000 shares authorized and 17,147,471 shares
  outstanding pro forma..............................         11,701           17,147
Additional paid-in capital...........................      5,657,120        9,327,194
Accumulated deficit..................................     (4,857,075)      (4,857,075)
                                                         -----------      -----------
     Total stockholders' equity......................        811,746        4,487,266
                                                         -----------      -----------
     Total capitalization............................    $ 1,181,798      $ 4,857,318
                                                         ===========      ===========


     The outstanding share information is based on our shares outstanding as of September 30, 1999. This information excludes additional shares of common stock reserved for issuance under our 1997 Director Stock Option Plan and our 1997 Employee Stock Option Plan.

                                USE OF PROCEEDS


     We will not receive any proceeds upon the sale of shares by the Selling Security-holders. However, this Prospectus relates to the sale of up to 3,067,725 shares of our common stock that may be issued in the event of exercise of outstanding options and warrants held by Selling Securityholders. In the event all of such options and warrants are exercised, we will receive proceeds of $2,034,703. Such proceeds, if received, will be used for working capital.

                          MARKET FOR OUR COMMON STOCK

     From January 25, 1998, through July 1, 1999, our common stock was listed for quotation on the Nasdaq OTCBB under the symbol "ADSN". From July 2, 1999 through August 27, 1999, our common stock was listed for quotation by the National Quotation Bureau "pink sheets". Since August 27, 1999, our common stock has once again been listed for quotation on the Nasdaq OTCBB under the symbol "ADSN". However, the market for such shares is limited. As of the date of this Prospectus, only 9,779,756 shares of our common stock are eligible for public trading. No assurance can be given that a significant trading market for our common stock will develop or, if developed, that it will be sustained.

     The following table sets forth the range of the high and low closing bid prices of our common stock during each of the calendar quarters identified below. These bid prices were obtained from the Nasdaq OTCBB or from the National Quotation Bureau, Inc. and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions.

                                                                HIGH    LOW
                                                                ----    ---
1998
1st Quarter.................................................     2 1/2   1 3/4
2nd Quarter.................................................     2 1/4   1 5/8
3rd Quarter.................................................     1 7/8    7/16
4th Quarter.................................................     1        7/16
1999
1st Quarter.................................................      7/16  1 11/16
2nd Quarter.................................................     1 15/16   9/16
3rd Quarter.................................................      1/8   1 5/8


     The last reported sale price of our common stock on December 17, 1999 was $.81 per share. On that date, there were approximately 708 holders of record of our common stock.


     We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate that we will pay cash dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

     The information in this section should be read together with the financial statements that are included elsewhere in this Prospectus.


     We achieved significant growth, as well as profitability, for the nine month period ended September 30, 1999. We anticipate continued positive earnings in 1999 resulting from installations at several "Fortune 1000" companies, in industries such as automotive supply, food processing, entertainment, furniture manufacturing, paper processing and other manufacturing sectors.


     We believe the non-proprietary "Distributed Transaction Processing" sector of the "middleware" industry is in its early stages and is currently experiencing high growth. We anticipate successful entrance in this market, enhancing long-term growth potential by providing our two separate but compatible software products, ATServer and ATLink.


RESULTS OF OPERATIONS



RESULTS OF NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999


AND SEPTEMBER 30, 1998



     Revenues. We realized net earnings of $702,917 for the first nine months of 1999, as compared with a net loss of $479,205 for the nine month period ended September 30, 1998. This difference is largely attributable to a significant increase in sales to $6,097,443 in the first nine months of 1999, from $1,828,609 for the first nine months of 1998. The growth in sales reflects our continued expansion of our ATServer customer list, as well as further sales penetration at existing client sites. Revenue for this period was derived primarily from sales of ATServer software, hardware, and related implementation and maintenance, although we have expanded in the implementation of our first ATLink client to a second location in the third quarter of 1999, as well as retaining the Company's second ATLink Customer.



     Operating Expenses. Operating expenses increased dramatically in the first nine months of 1999, as compared with the nine-month period ended September 30, 1998. This increase is primarily due to growth in number of employees and increased sales, and is reflected in increases in compensation and related benefits, which increased to $2,745,880 for the nine month period ended September 30, 1999, from $1,221,497 for the nine month period ended September 30, 1998. We also experienced an increase in Cost of Goods Sold, primarily composed of costs of reselling hardware, of $585,050 from $109,996 for the nine months ended September 30, 1998 to $695,046 for the nine months ended September 30, 1999. Also, we have incurred greater travel expense, which increased to $259,018 for the nine month period ended September 30, 1999, from $109,867 for the nine month period ended September 30, 1998. We also incurred increased legal and accounting expenses of $219,958 for the nine month period ended September 30, 1999, as compared with $58,522 for the nine month period ended September 30, 1998, a significant portion of which was preparation for the requirements of being a public company subject to reporting requirements. As a result of our expansion and occupation of new office space, premises-related costs were $288,410 for the nine-month period ended September 30, 1999, as compared with $85,383 for the nine month period ended September 30, 1998. Consulting costs, relating to development efforts, recruiting of professionals, and implementation support, rose for the nine months ended September 30, 1999 by $165,591, from $180,266 for the nine month period ended September 30, 1998 to $345,857 for the same period in 1999.



     Sales and Marketing. Sales and marketing expenses increased to $1,536,827 for the nine-month period ended September 30, 1999, from $635,345 for the nine month period ended September 30, 1998. The increase was primarily attributable to our hiring of additional sales personnel, which increased sales and marketing expenses by $281,923, and payment of larger commissions in connection with higher sales revenue and more clients, which increased sales and marketing expenses by $292,834. Costs of traveling increased to $135,349 for the nine months ended September 30, 1999 from $21,467 for the nine months ended September 30, 1998, an increase of $113,382.



     Research and Development. Research and development expenses increased to $754,765 for the nine-month period ended September 30, 1999, from $228,885 for the nine month period ended September 30, 1998. The increase is chiefly attributable to an expansion of our development team, whose work focuses on enhancing the ATServer, LABORVIEW.com, and ATLink products, which accounted for an increase of $242,248 in research and development expenses. We also increased our usage of outside consultants during the nine month period ended September 30, 1999, which resulted in an increase of $201,522 in research and development expenses.



     General and Administrative. General and administrative expenses increased to $2,282,548 for the nine-month period ended September 30, 1999, from $1,248,960 for the nine month period ended September 30, 1998. This increase was primarily due to a greater number of employees, which resulted in a $736,165 increase to general and administrative expenses. The increase is also due to larger accounting and legal expenses of $166,436 for the nine months ended September 30, 1999, a significant amount which was due to preparation for and implementation of being a reporting public company.


RESULTS OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Revenues. We generated revenues of $2,379,987 for the year ended December 31, 1998, as compared with $2,012,317 for the year ended December 31, 1997. The increase in revenues is largely attributable to our continued movement from the development phase to the marketing phase of our business cycle.

     Operating Expenses. Operating expenses increased for the year ended December 31, 1998, as compared with year ended December 31, 1997. The net increase in operating expenses was primarily due to a large increase in our general and administrative expenses as we grew our business. The increase in general and administrative expense was partially offset by a significant decrease in research and development expenses as we moved past the development phase of our business cycle.

          Sales and Marketing. Sales and marketing expenses increased to $945,736 for the year ended December 31, 1998, from $485,020 for the year ended December 31, 1997. This increase was primarily due to our having a greater number of sales personnel, larger commissions payable on higher revenues and more clients, and more intense marketing efforts both in-house and through our third party consultants.

          Research and Development. Our research and development expenses decreased to $314,587 for the year ended December 31, 1998, as compared with $1,772,537 for the year ended December 31, 1997. This decrease reflects a fundamental movement between phases in our business development. In 1997, our primary development focus was to tailor our ATServer product for the automotive manufacturing industry. In 1998, we continued to refine and expand the ATServer offering for additional vertical markets and amassed a development effort to bring our "middleware" offering, ATLink, to the market. In 1998, we increased our focus on the development of our products through commercial implementations and in-house developers, rather than through third parties.

          General and Administrative. General and administrative expenses increased to $2,294,668 for the year ended December 31, 1998, from $1,227,894 for the year ended December 31, 1997. The increase was attributable primarily to the costs of a greater number of employees, additional travel costs resulting from increased business activity, and moving our corporate headquarters to a new facility to accommodate expansion. In addition, during 1998 we purchased directors' and officers' insurance, experienced an increase in depreciation costs on our assets and incurred employee moving expenses related to attracting and retaining key personnel.

LIQUIDITY AND CAPITAL RESOURCES

     We converted approximately $675,000 of principal and accrued interest on outstanding debentures into common stock in 1998. During 1998 and early 1999, we received an aggregate of approximately $2.4 million from investors through sales of equity securities made pursuant to exemptions from registration. We have continued to offer shares on a private-placement basis.


     We have a line of credit with a commercial bank for borrowing against our accounts receivable, to address liquidity needs pending customer payments. The maximum currently available to us under this arrangement, in which we are required to pay the bank a fee of two percent of each total invoice against which we borrow, is $1.8 million. As of November 1, 1999, we had drawn a balance of approximately $1.4 million under this facility. We also borrowed $250,000 from the same bank on a one-year term loan, with interest accruing at 1.5% above the bank's index rate (yielding a rate of 9.75% as at September 30, 1999). These financing arrangements are terminable on 60 days written notice. Using proceeds from these arrangements, we retired our previous outstanding debt of approximately $570,000 with a prior lender.


     During the second quarter of 1999, we also established an equipment leasing relationship with Primex, a private leasing company. As of June 30, 1999, we had leased equipment with an outstanding balance of approximately $42,000 owing to Primex.


     In late November 1999, we borrowed $250,000 under a 90-day financing arrangement from a private investor that received a 5% fee and will receive interest at 12% per annum, as well as 50,000 warrants to acquire our common stock at $1.00 per share. In December 1999, we borrowed $500,000 under a one-year financing arrangement from another private investor that received a $25,000 fee and will receive interest at 12% per annum, as well as up to 500,000 warrants to acquire our common stock at $.75 to $1.00 per share, depending on the time of exercise and subject to adjustment for market conditions. That private investor also provided a nonbinding expression of interest to lend us up to an additional $500,000 under similar terms. Funds from both the November and December 1999 loans will be used for working capital. We expect to repay the borrowed funds from operational cash flow.

     Although we believe that operations, together with the financing described above, will yield sufficient liquidity, no assurance can be given that additional sources of capital will not be required. To take advantage of high growth in the "middleware" industry, we may raise additional capital in the first quarter of 2000 in the debt or equity markets based on an acceptable strike price and certain business conditions. Circumstances in which we would consider raising additional capital include a desire for a stronger capital base, investment in product development, acquisitions of companies with synergistic value, resource procurement based on a definable implementation schedule or backlog, and/or office space expansion. The extent to which such additional financing is available will affect the level to which we pursue these discretionary growth actions.

                                    BUSINESS

ADVANCED SYSTEMS INTERNATIONAL, INC.

     Advanced Systems International, Inc., a Nevada corporation, is the holding company for one operating subsidiary, Automatic Time Systems Corp. ATS is a developer and supplier of time and attendance and data integration software applications. ATS' product offering includes the application software, hardware, implementation services and ongoing support necessary for deployment of enterprise-wide data management. ATS markets its products through direct sales and in conjunction with strategic partners.

     AdSys and ATS are headquartered in Southfield, Michigan, a suburb of Detroit. Our fiscal year end is December 31.

BACKGROUND

     ATS was formed in 1995 to acquire substantially all the assets and certain liabilities of Automated Time Systems Corp. This acquisition was completed in early 1996.

     AdSys was formed in October 1996, originally named Bennington Corporation. From October 1996 to May 1997, Bennington had no assets, shareholders or operations. In May 1997, Bennington issued 2,000,000 shares for aggregate consideration of $20,000.

     In June 1997, Bennington consummated an equity placement of 980,000 shares for aggregate consideration of $980,000. On July 8, 1997, Bennington, then a publicly-held (but not traded) shell company, acquired ATS via a "reverse takeover" merger. In that transaction, the ATS shareholders received 4,906,667 (62%) of Bennington's then outstanding common shares, with the prior Bennington shareholders retaining the balance of 2,980,000 shares (38%). Bennington then changed its name to Advanced Systems International, Inc.

PRINCIPAL PRODUCTS

     ATS has developed and markets two software products. The first product, ATServer, is an application to track employee time and attendance data at labor intensive companies. The second product, ATLink, is an integration (or bridging) application that allows various data collection devices (such as bar code scanners) to send information on a vast array of transactions from the warehouse or manufacturing floor to a central location. With these products, employee and inventory data are provided in "real time", and are made available to managers and supervisors throughout the organization. As a result, critical business decisions for supply or labor allocations can be made based on current and accurate data.

     In order to provide a complete solution, ATS bundles implementation services, on-going support for its products, and third-party hardware together with its software products. Key markets include automotive, automotive supply, packaged goods, pharmaceuticals, food processing and other manufacturing industries.

     For a typical implementation, ATS representatives work with customers to develop a strategy that provides a tailored time and attendance and/or data collection solution. Once that strategy is defined, a functional specification is developed, and the ATS professional services team configures and modifies the existing software to meet requirements.

     When the implementation is complete, ATS provides a full range of support on an on-going, automatic renewal basis that the client can select to fit their needs. Typical installations can take from 2 to 6 months depending on the complexity of the management reporting requested, the number of sites and users, and the timeline of the customer.

     ATS's customers tend to be large industrial companies, and the initial contracts tend to be for significant contract sizes. In 1997, one customer accounted for 84% of ATS's revenues, and in 1998, five customers accounted for 72% of total revenues. However, recurring revenues for a particular contract with a customer after the initial sale and installation tend to be significantly lower than in the initial phase, coming primarily from fees for support and maintenance services.

ATSERVER

     ATServer is a client/server time and attendance solution. The software is linked to the traditional "punch-in time clock" or any other electronic log-in device that employees use upon entering and exiting plants. ATServer instructs various hardware and peripherals by sending employee "coming and going" information to the payroll department, supervisors and managers. The result is that actual information can be compared to scheduled data, identifying exceptions and alerting management. Therefore, the supervisor has the flexibility to manage resources based on this "real time" comparison of information.

     ATServer is best suited in labor intensive companies, where large groups of employees on shift enter and leave their plant within short time frames. Users are alerted to employees that are late, absent or are on leave. As ATServer automatically updates payroll information (including sick leave, vacation time, etc.), it helps ensure that salary errors do not occur.

     ATServer meets critical user demands that software packages be reliable and able to interface with other software solutions. It effectively reduces the time and costs associated with supervisors performing normal employee allocation tasks. ATS anticipates continued growth of the time and attendance industry because of:

     - companies investing to solve Y2K compliance problems,

     - rapidly increasing demand for software solutions that provide accurate, "real time" data, and

     - increasing focus on compliance with labor and other regulations.

     Typical functional areas linked by packaged software include warehouse management, payroll, materials movement and human resources. These areas are often referred to collectively as ERP (Enterprise Resource Planning).

     In late 1998, ATS entered into a software marketing and license agreement with Electronic Data Systems Corporation (commonly known as "EDS"). Under that agreement, EDS may obtain and resell ATS's products, and may engage or subcontract ATS to provide installation, consulting, development, support and other services. It is still too early in this relationship to tell how much sales or revenue volume will result from this alliance.

     ATS worked with Perot Systems Inc. to develop ATS's ATServer product to fulfill a large contract with DaimlerChrysler Corporation. After the initial installation of ATServer at one DaimlerChrysler plant, DaimlerChrysler has obtained a broad software license from ATS and now is rolling out installations in several other plants using its own computer personnel.

ATSERVER COMPETITIVE ADVANTAGES

     ATServer is designed in a Windows format (rather than DOS) and utilizes some of the most popular software applications. Windows applications are known to most users and can be linked to a variety of other programs. As a result, new users of the system are often familiar with its "look", which helps expedite the learning process.

     ATServer is also non-proprietary and can link to various popular hardware and software offerings. This is a distinct advantage, as many competitors have developed their applications to run on specific hardware or software, limiting their offering to those parameters.

ATSERVER COMPETITION

     The time and attendance industry can be categorized as mature. Two companies dominate the sector: Kronos Incorporated and Simplex Time Recorder Co. Kronos has released a client/server time and attendance application. As of this date, Simplex has not released an open client/server time and attendance solution.

     Because ATServer was developed with Perot Systems for DaimlerChrysler, ATS has gained a strong foundation, with several functioning client/server sites in the Automotive and Automotive Supplier sectors. Some current customers include Johnson Controls, Dana Corporation, Volvo Trucking and New Venture Gear.

     While ATS's main sales to date have been in the automotive industry, ATS has recently begun to enter new vertical markets. New verticals include manufacturing (Sauder Furniture), food processing (Sara Lee Foods) and paper (Blandin Paper). Success in entering these new sectors indicates that ATServer can successfully operate in different sectors. As a result, we expect to be able to continue to increase our market share of the time and attendance industry.

ATLINK

     ATLink carries information from data capture points in the enterprise to other applications that require this data. Management is able to streamline procurement and maintain inventory more efficiently with the help of ATLink. Software that facilitates communication of time sensitive information between different software packages or between data collection devices and different programs is commonly referred to as "Middleware."

     ATLink has been certified by two levels of SAP R/3, the leading ERP company (in terms of published revenue data). SAP R/3 produces a package application that ties together the major business units of a company into modules. These modules are Human Resources, Materials Management, Supply and Finance. The two levels of certification are MM-MOB and PP-PDC. The criteria for MM-MOB certification are to meet the data collection requirements within the materials management module of SAP R/3. PP-PDC certification represents meeting the requirements of the SAP human resources information module. ATS designed, produced and achieved certification in less than 12 months.

Meeting the certification standards established by the major ERP companies is an important step towards credibility and market acceptance of ATLink.

ATLINK COMPETITION

     ATLink falls under the distributed transaction processing ("DTP") segment of Middleware. The segment is fragmented and mainly comprised of small private and public companies. Three large competing companies are Epic Data, Abaco, Inc. and Datahorse, Inc.

ATLINK COMPETITIVE ADVANTAGES

     ATS believes that companies (like ATS) that provide industry standard non-proprietary solutions (i.e., products that can be used with most popular hardware and software) will achieve high rates of growth in the DTP industry. The primary benefits of non-proprietary packages are lower cost and a shorter implementation time frame, whereas proprietary packages have a higher cost because each implementation requires a new interface to be written between the applications.

     ATS works closely with hardware manufacturers such as Intermec, Hand Held Products, and Control Module to incorporate built-in interfaces to their products. The development team focused on ease of integration, ease of use, and low ownership costs as design criteria.

LABORVIEW.COM

     In September 1999, ATS introduced LABORVIEW.com, an Internet-based software product that allows workers to report labor data from anywhere in the world using a standard Web browser. According to Dun and Bradstreet, 397,000 companies employ a mobile workforce and have the need to record hours against labor performed. ATS believes that its pioneering LABORVIEW.com product will provide significant opportunities to serve this market, including companies in the businesses of consulting, legal services, mobile health care and financial services. ATS believes that no significant competitor currently offers a similar Internet-based product, although several of ATS' competitors may introduce such products shortly.

RESEARCH AND DEVELOPMENT

     From 1996 through 1998, ATS invested a total of $3,057,121 in research and development costs for the ATS products. In 1997, our primary development focus was to tailor our ATServer product for the automotive manufacturing industry. In 1998, we continued to refine and expand the ATServer offering for additional vertical markets, and amassed a development effort to bring our middleware offering, ATLink, to the market.

INTELLECTUAL PROPERTY

     We own a United States federal trademark registration for "ATServer". Our registration is valid for ten years from the registration date of January 1998, and may be renewed. We hold common law trademark rights in the mark "ATLink".

YEAR 2000 COMPLIANCE

     We believe that all of the ATS products, as well as our internal systems, are fully "Y2K" compliant. We do not believe that Y2K issues will adversely affect us. Rather, we believe that Y2K issues affecting customers have enhanced and will likely continue to enhance our sales prospects. We have tested our hardware and software systems which were provided by vendors, and believe they are all Y2K compliant. Our material third-party vendors and suppliers have confirmed that they, and the products they supply to us, are Y2K compliant. We intend to continuously evaluate our vendor and supplier relationships and to develop whatever contingency plans may be required to mitigate any negative effects on us from the Y2K problems of suppliers and vendors that may develop.

EMPLOYEES

     We employ 65 full time employees. None of the employees is represented by a union.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings, although we are involved from time to time in routine litigation incident to our business.

DESCRIPTION OF PROPERTY

     We currently lease a 8,472 square foot office facility in Southfield, Michigan pursuant to a lease that expires on October 31, 2003. Rent for the facility is approximately $164,000 per year. The occupancy date of the lease was November 1, 1998.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding each of the directors and executive officers of the Company.


               NAME                 AGE              POSITION              DIRECTOR SINCE
               ----                 ---   -------------------------------  --------------
Gerald A. Pesut...................  59    President, CEO                   July 1997
John Williams.....................  55    Director                         August 1998
Greg Farbolin.....................  39    Director                         December 1998
Alexander Henry...................  52    Director                         July 1997
Mark O'Donoghue...................  34    Director                         August 1998
Carlos E. Bravo...................  40    Director                         July 1999
Robert C. DeMerell................  31    CFO, Secretary, Treasurer and
                                          Controller
Howard Tarnoff....................  50    Vice President -- Marketing
Timothy L. Selner.................  48    Vice President -- Operations
William Mottram...................  51    Vice President -- Sales


     GERALD PESUT, PRESIDENT & CEO. Mr. Pesut has extensive general management experience in leading start up, growth and turnaround organizations. From 1993 to 1996, Mr. Pesut served as President and chief executive officer of Distributed Systems Division Inc., a subsidiary of Storage Technology Corporation, where he managed the $240 million integrator of midrange and network systems with 500 employees. From 1991 to 1993, Mr. Pesut served as President of the $55 million assembly integration and warehousing division of Storage Technology Corporation. Mr. Pesut also previously held a number of senior management positions in the technology industry. Mr. Pesut is a graduate of the York University Accelerated MBA program.

     JOHN WILLIAMS, DIRECTOR. Mr. Williams has 35 years of experience in sales, sales management and business management. His career has included both domestic and international responsibilities. Mr. Williams has served in various positions with Storage Technology Corporation (1972-1980 and 1990-1997), retiring in 1997 after serving as its Senior Executive Vice President. Mr. Williams has also held positions at GriD Systems (1982-1990), Magnuson Computer Systems (1980-1982) and Memorex (1970-1973). Mr. Williams is currently consulting to international corporations with his new company, the CSO Forum.

     GREG FARBOLIN, DIRECTOR. Mr. Farbolin has served in various management positions with The HoneyBaked Ham Company, founded by his family. In 1994, Mr. Farbolin personally led that company's project to overhaul its entire corporate information technology infrastructure. Mr. Farbolin served as a director of Virtual Systems, a business information-technology services company, from 1995 to 1997, during which time Virtual Systems was twice awarded Microsoft's Retail Application Developer status. Mr. Farbolin currently serves on the board of the Association of Retail Technology Standards.

     ALEXANDER HENRY, DIRECTOR. Since 1993, Mr. Henry has been a principal of Hampton Equity Management, Inc., which organizes financing for computer software developers and other emerging companies, including tax-assisted and seed-capital financing. From 1991 to 1993, Mr. Henry managed tax-assisted and other real estate finance offerings with LOM & Associates, a subdivision of Loewen, Ondaatje and McCutcheon. Prior to 1991, Mr. Henry was a principal and promoter of syndications of tax-sheltered investment vehicles, commercial real estate and mortgage investments. From 1978 to 1981, Mr. Henry practiced as a Chartered Accountant with Touche Ross & Co. in Toronto, Ontario. Mr. Henry serves as a director of several companies, including MusicMusicMusic Inc., an e-commerce company, and Jax Mold & Machine, Inc., which provides molds to the tire and rubber industry using high-technology methods.

     MARK O'DONOGHUE, DIRECTOR. Since 1997, Mr. O'Donoghue has served as Chief Executive Officer of Temple Securities Ltd., a full service investment dealer. From 1993 to 1997, he was a Trust Officer and Investment Advisor to Temple Trust Company Ltd. Mr. O'Donoghue holds a Canadian Chartered Accountant designation and formerly practiced as an accountant with Ernst & Young.

     CARLOS E. BRAVO, DIRECTOR. Since 1998, Mr. Bravo has served as a Vice President of USinternetworking Inc., a pioneer in the Internet-based outsourcing of leading business applications for monthly fees. From 1997 to 1998, Mr. Bravo was a principal of IIT Inc., a global information technology consulting and systems integration company. From 1995 to 1997, Mr. Bravo co-founded, was a principal and served as Vice President of Comdisco Inc.'s Systems Integration Business unit. Since 1989, Mr. Bravo has also been a founder, Chairman and CEO of Bravo International Corporation, a manufacturer of toys and sporting goods. From 1989 to 1994, Mr. Bravo was also co-founder and COO of Amcotech, Inc., a manufacturer of consumer and industrial products. From 1983 to 1989, Mr. Bravo held several technology management posts at General Electric and Snap-on Tools. Mr. Bravo holds degrees in aerospace engineering, applied mathematics and business from the University of Florida and Northwestern University.

     ROBERT C. DEMERELL, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND CONTROLLER. From 1995 to late 1997, Mr. DeMerell served as Controller at FAME Information Services, Inc., where he developed and implemented financial controls as that company grew from $5 million to $25 million in annual sales over a two-year period and established operations in the U.K. and Asia. From 1992 to 1994, Mr. DeMerell worked as an auditor for Ernst & Young, concentrating on small business auditing. Mr. DeMerell earned his B.A. in economics from the University of Michigan and his M.B.A. from the University of Notre Dame. He is also a Certified Public Accountant.

     HOWARD TARNOFF, VICE PRESIDENT -- MARKETING. Mr. Tarnoff has 21 years of experience in the time-and-attendance industry. From 1993 until late 1998, Mr. Tarnoff was employed at Simplex Time Recorder Co. as Director of its Time/Data Systems division, during which time that division maintained an annual growth rate of 70% and increased its sales force from 12 to 113. From 1985 to 1993, Mr. Tarnoff held numerous staff and line management positions at Kronos Incorporated, including marketing management and field management. Mr. Tarnoff holds a bachelor's degree from the University of Wisconsin.


     TIMOTHY L. SELNER, VICE PRESIDENT -- OPERATIONS. Prior to joining AdSys, Mr. Selner served as Manager of Customer Support for Simplex Time Recorder Co. from 1994 to 1999, where he managed support services for as many as 60,000 customers. From 1983 to 1994, Mr. Selner managed various operations at three other companies. Prior to 1983,

Mr. Selner was employed at Kronos Incorporated, including in staff and line management positions. Mr. Selner holds a B.S. in mathematics from the University of Wisconsin.

     WILLIAM MOTTRAM, VICE PRESIDENT -- SALES. From 1996 until he joined AdSys in 1999, Mr. Mottram served as Vice President, Sales for Epic Data Corp., responsible for sales and marketing worldwide. From 1963 to 1978, Mr. Mottram also served as Vice President of Midrange Marketing and Director of Connectivity Marketing for Storage Technology, Inc. Mr. Mottram has also held several other positions at firms servicing the scientific computing and enterprise resource management markets. Mr. Mottram holds a B.S. in electrical engineering from Paisley College of Technology, Scotland, and an M.B.A. from Pepperdine University, California.

SIGNIFICANT EMPLOYEES

     PAUL F. ABRAHAM, MANAGER OF ENGINEERING. From 1997 to 1998, Mr. Abraham served as a System Engineering Manager and Senior Systems Consultant at Epic Data. Mr. Abraham also helped build the foundation for the current data transaction processing middleware at Epic Data as a Senior Systems Analyst from 1991 to 1997. Mr. Abraham was instrumental in the design and development of Epic Data's interface to SAP R/3, and served as a Project Lead at that company. Mr. Abraham is an honors graduate of Humber College Computer Science Program.

     SHAWN RECHKEMMER, DIRECTOR SUPPORT SERVICES. From 1990 to 1997, Mr. Rechkemmer worked at Electronic Data Systems, including three years as a Project Manager responsible for Client/Server software development projects. His tenure at EDS also included work as a Systems Engineer and Database Administrator. Mr. Rechkemmer holds a B.S. in management information systems from Taylor University.

DIRECTOR COMPENSATION

     We compensate our directors for their services as directors solely via stock options. Prior to July 15, 1999, on joining the board, each director received a one-time grant of an option to acquire 100,000 shares at the market price on the date of grant. Effective July 15, 1999, each year each director also receives a grant of an option to acquire 33,000 shares at the market price on the grant date. These options vest monthly over three years starting on the grant date.

     Both Mr. Farbolin and Mr. Bravo have been engaged to consult with our management team as to general and specific information relating to marketing our products, gathering and analyzing market and competitive data, and locating and introducing us to sales and partnering opportunities. Prior to September 1999, Mr. Farbolin received fees of $5,000 per month. Beginning in September 1999, Mr. Farbolin will receive, each month, options to acquire AdSys common stock in a quantity equal to a value of $5,000 based on the average trading price of AdSys stock on the first trading day of each such month, which options will vest monthly over 36 months. Mr. Bravo receives an option each quarter to acquire a number of our shares equal to $12,500 divided by the then-market price for the shares. Both consulting arrangements are terminable at the end of any agreement calendar quarter.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid to or accrued by the our Chief Executive Officer and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to AdSys during the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL           LONG-TERM
                                                  COMPENSATION   COMPENSATION AWARDS
                NAME AND                          ------------   -------------------
           PRINCIPAL POSITION              YEAR      SALARY       OPTIONS/SARS (#)
           ------------------              ----   ------------   -------------------
Gerald A. Pesut..........................  1998     $199,992           600,000
  President and Chief Executive Officer
Richard A. Penington(1)..................  1998     $126,000           500,000(2)
  (Former Chief Financial Officer,
  Secretary, Treasurer)
Martin Young, VP.........................  1998     $126,000               -0-
  Technical Sales

-------------------------
(1) Mr. Penington resigned to pursue other opportunities in December 1998.

(2) Does not include other options which lapsed on executive's resignation.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                   PERCENT OF
                                    NUMBER OF        TOTAL
                                    SECURITIES    OPTIONS/SARS
                                    UNDERLYING     GRANTED TO    EXERCISE OR
                                   OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION
              NAME                 GRANTED (#)    FISCAL YEAR      ($/SH)         DATE
              ----                 ------------   ------------   -----------   ----------
Gerald A. Pesut..................    500,000          15.1%         $0.50       7/8/2017
                                      50,000           1.5%         $0.50       7/8/2007
                                      50,000           1.5%         $0.50       8/6/2008
Richard A. Penington(1)..........    500,000          15.1%         $0.50       7/8/2017
Martin Young.....................        -0-           -0-            N/A            N/A

-------------------------
(1) Mr. Penington resigned to pursue other opportunities in December 1998.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL-YEAR-END OPTION/SAR VALUES

                                                                                VALUE OF
                                                           NUMBER OF          UNEXERCISED
                                                          UNEXERCISED         IN-THE-MONEY
                                                          OPTIONS/SARS        OPTIONS/SARS
                            SHARES         VALUE         AT FY-END (#)       AT FY-END ($)
                         ACQUIRED ON    ------------      EXERCISABLE/        EXERCISABLE/
         NAME            EXERCISE (#)   REALIZED ($)     UNEXERCISABLE       UNEXERCISABLE
         ----            ------------   ------------   ------------------  ------------------
Gerald A. Pesut........      -0-            -0-        500,000/100,000(1)  $75,000/$44,500(1)
Richard A.
  Penington(2).........      -0-            -0-            500,000/0            80,000/0
Martin Young...........      -0-            -0-               -0-                 N/A

-------------------------
(1) Vesting of options was amended April 15, 1999.

(2) Mr. Penington resigned to pursue other opportunities in December 1998.

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Gerald A. Pesut dated November 15, 1996 (amended March 13, 1998). Under the agreement, Mr. Pesut was engaged to serve as Chief Executive Officer for salary at the rate of $200,000 per year. Mr. Pesut is entitled to bonuses based on our achievement of certain sales targets. Pursuant to the agreement, Mr. Pesut also received options to acquire up to 500,000 shares of AdSys stock at the price of $1.00 per share (repriced to $.50 per share in September, 1998). The agreement may be terminated by AdSys at any time for any reason, either with or without cause. Similarly, Mr. Pesut may terminate his employment at any time. If we terminate the agreement other than for cause or if Mr. Pesut terminates the agreement for good cause (as defined in the employment agreement), Mr. Pesut is entitled to severance compensation equal to 12 months salary together with any bonus accrued up to the date of termination. In computing the bonus under the severance arrangement, we are deemed to have attained 100% of the bonus targets for the performance period in which the termination occurs. Upon a change in control of AdSys, Mr. Pesut's options will accelerate and vest 100%. The employment agreement also contains a covenant not to compete, which would prohibit Mr. Pesut from engaging in activities in competition with us for a two year period commencing on the date of termination of his employment.

     We entered into an agreement with Howard Tarnoff dated July 22, 1998. Mr. Tarnoff was engaged as Vice President of Sales, at a salary rate of $145,000 per year. Mr. Tarnoff is entitled to bonuses of $50,000 each year if revenue goals are met, with a guaranteed bonus of $50,000 for the first year. Mr. Tarnoff also received options to acquire up to 200,000 shares of AdSys stock at the market price on the date of grant (repriced to $0.50 per share in September 1998), and will receive options for an additional 100,000 shares at the end of 1999 if revenue goals are met. Mr. Tarnoff's employment is "at will." However, Mr. Tarnoff is entitled to severance compensation if AdSys terminates his employment (up to 12 months if termination is in the first contract year, 6 months if in the second year, and 60 days if thereafter). The employment agreement also contains a covenant not to compete, which would prohibit Mr. Tarnoff from engaging in competition with us for a 2 year period commencing on the date of termination of his employment.

     We entered into an employment agreement with Robert DeMerell dated January 8, 1999. Mr. DeMerell was originally engaged as Corporate Controller (subsequently promoted to CFO, Secretary and Treasurer), at a salary rate of $80,000 per year. Mr. DeMerell may receive quarterly bonuses of $5,000, based on goals and targets to be established from time to time. Mr. DeMerell also received options to acquire up to 150,000 shares of AdSys stock at $.50 per share. Mr. DeMerell's employment is "at will." However, Mr. DeMerell is entitled to 30 days severance pay if we terminate the employment. The employment agreement also contains a covenant not to compete, which would prohibit Mr. DeMerell from engaging in competition with us for a 2 year period commencing on the date of termination of his employment.


     We entered into an employment agreement with William Mottram, our Vice President-Sales, in July 1999, at a salary rate of $150,000 per year, with annual bonuses of up to $45,000 based on specified sales targets. Mr. Mottram also received options to acquire up to 200,000 shares of AdSys stock at $1.00 per share, vesting over three years. Mr. Mottram's employment is "at will." However, Mr. Mottram is entitled to 12 months' severance pay plus a prorated bonus if we terminate the employment without cause. The employment agreement also contains a covenant not to compete, which would prohibit Mr. Mottram from engaging in competition with us for a 2 year period commencing on the date of termination of his employment.

     We entered into an employment agreement with Timothy Selner, our Vice President-Operations, in July 1999, at a salary rate of $115,000 per year, with annual bonuses of $15,000 paid quarterly based on specified business plan targets. Mr. Selner also received options to acquire up to 100,000 shares of AdSys stock at $1.00 per share, vesting over three years. Mr. Selner's employment is "at will." The employment agreement also contains a covenant not to compete, which would prohibit Mr. Selner from engaging in competition with us for a 2 year period commencing on the date of termination of his employment.


STOCK OPTION PLANS

     We currently maintain two stock option plans: the 1997 Employee Stock Option Plan, and the 1997 Director Stock Option Plan.

     The Employee Plan was adopted and approved by the Board and our Shareholders as of July 1, 1997. The Employee Plan was amended April 15, 1999 to cover a maximum of 4.5 million shares. Under its terms, participants in the plan include officers and other employees of AdSys or ATS having managerial, supervisory or similar responsibilities or who are key administrative employees and managers, and who are not covered by any collective bargaining agreement. In addition, our Compensation Committee may grant awards under the Employee Plan to non-employees who, in the judgment of the Compensation Committee, render or have rendered significant services to us.

     The Employee Plan is currently administered by the Compensation Committee of the Board, composed of two outside directors. Subject to the provisions of the Employee Plan, the Compensation Committee has full power and authority to determine, from among the persons eligible for grants or awards under the Employee Plan: (i) the individuals to whom grants or awards will be made, (ii) a combination of grants or awards to participants, and (iii) the specific terms of each grant or award. The plan authorizes a wide variety of stock-based compensatory awards, including options (both "incentive stock options" under Section 422 of the Internal Revenue Code or otherwise), stock appreciation rights, restricted stock awards or other stock based awards (i.e., other awards that are valued in whole or in part by reference to, or are otherwise based on, AdSys common stock). The plan has no set termination date, although no incentive stock option may be granted after July 1, 2007. As of September 30, 1999, there were a total of 3,055,873 options outstanding under the Employee Plan to a total of approximately 65 employees and outside service providers.

     The Director Plan was adopted and approved by the Board and our Shareholders as of July 1, 1997 (amended August 6, 1998, April 15, 1999 and July 15, 1999). Under the Director Plan, options to acquire up to a maximum of 1,000,000 shares may be granted to members of the AdSys Board of Directors. The plan is administered by the Board of Directors. Under the Director Plan, upon the date a person first becomes a member of the AdSys Board, the director is automatically granted a non-qualified stock option to acquire 100,000 shares. On July 15 of each year, each director receives an option to acquire 33,000 shares. The purchase price for each share which may be purchased upon exercise of an option is the fair market value of our common stock on the date of grant. Options vest in equal monthly amounts over the first three years after the date of grant. The Director Plan has no outside termination date, and will remain in effect until all shares authorized have been issued, or unless the Director Plan is earlier terminated or abandoned by action of the Board of Directors. As of September 30, 1999, options to acquire a total of 765,000 shares were outstanding, of which 264,828 had vested or were exercisable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1997 and 1998, K.I.F. Capital Corp. rendered corporate financial advisory consulting services to us pursuant to a consulting agreement. Consulting fees paid during 1997 and 1998 were $130,000 and $91,000, respectively. Also pursuant to that agreement, KIF Capital Corp. was granted an option to acquire 100,000 shares of common stock under the employee plan. The exercise price under this option was $.50 per share. This option was not exercised, and expired in March 1999. In 1997 and 1998, we paid K.I.F. Capital Corp. (a Canadian entity with no US presence) $26,278 and $40,470, respectively, for its assistance in connection with certain sales of common stock made outside the United States. K.I.F. Capital Corp. is owned by Mr. Kenneth MacAlpine, who was a member of the AdSys Board of Directors until August 1998.

     During 1998, we paid $35,352 in cash and granted warrants to acquire up to 376,000 shares of common stock in respect of sales of securities outside the United States, to Temple Securities Ltd., a company affiliated with Mark O'Donoghue, a member of the AdSys Board of Directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of AdSys' common stock as of September 30, 1999, by (i) each person who, to AdSys' knowledge, beneficially owned more than 5% of the common stock;
(ii) each AdSys director; (iii) each of the Named Executive Officers described above; and (iv) all executive officers and directors of the Company as a group:

                                                           AMOUNT OF           PERCENT OF
      NAME AND ADDRESS OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP(1)      CLASS
      ------------------------------------          -----------------------    ----------
Gerald A. Pesut.................................             824,499(2)            7.0
25300 Telegraph Rd., Ste. 455
Southfield, MI 48034
Alexander D. Henry..............................             702,399(3)            6.0
533 Davenport Rd
Toronto, ON Canada M5X 3R5
Mark O'Donoghue.................................              67,545(4)              *
Tropicana Bldg
Providenciales, Turks & Caicos Islands
British West Indies
John V. Williams................................              42,545(5)              *
424 Clayton St
Denver, CO 80206
Greg Farbolin...................................              34,704(6)              *
1905 Canadair Court
Daytona Beach, FL 32124
Carlos E. Bravo.................................              23,949(7)              *
1713 Skyhawk Ct
Daytona Beach, FL 32124
Temple Securities Ltd...........................           2,396,715(8)           20.5
Tropicana Bldg
Providenciales, Turks & Caicos Islands
British West Indies
914151 Ontario Limited..........................             600,000(9)            5.1
Box 131, RR #2
Navan, ON Canada K4B 1H9
Roxborough Holdings Limited.....................             736,666(10)           6.3
First Canadian Place Ste. 6250
Toronto, ON Canada M5X 1C7
All Officers and Directors as a Group (6
  persons)......................................           1,695,641              14.5

-------------------------
  *  Represents less than 1% of the outstanding shares of common stock.

 (1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act, and accordingly, may include securities owned by and for among others the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days after the date of this filing pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 11,700,579 shares of common stock outstanding as of September 30, 1999, plus as to each person shares issuable under rights to acquire shares included in that person's holdings.

 (2) Consists of 250,000 shares owned of record by Pesut & Associates, a company wholly-owned by Mr. Pesut and 574,499 shares which Mr. Pesut has the right to acquire pursuant to options. Does not include 58,501 shares under other options which are not yet vested.

 (3) Consists of 150,000 shares and 175,000 Units (resulting in the right to acquire up to 350,000 shares pursuant to warrants)owned by Hampton Equity Holdings Inc., and 113,150 shares and 14,750 warrants to acquire shares owned by REVBEN Management Corporation, affiliates of Mr. Henry, and 74,499 shares which Mr. Henry has the right to acquire pursuant to options. Does not include 58,501 shares under options issued to Mr. Henry which are not yet vested.

 (4) Consists of 25,000 shares owned of record by Temple Securities Ltd., a company affiliated with Mr. O'Donoghue, and 42,545 shares which Mr. O'Donoghue has the right to acquire pursuant to options. Does not include 90,455 shares under options issued to Mr. O'Donoghue which are not yet vested.

 (5) Consists of 42,545 shares which Mr. Williams has the right to acquire pursuant to options. Does not include 90,455 shares under options issued to Mr. Williams which are not yet vested.

 (6) Consists of 34,704 shares which Mr. Farbolin has the right to acquire pursuant to options. Does not include 111,754 shares under options issued to Mr. Farbolin which are not yet vested.

 (7) Consists of 23,949 shares which Mr. Bravo has the right to acquire pursuant to options. Does not include 100,675 shares under options issued to Mr. Bravo which are not yet vested.

 (8) Consists of 1,937,740 shares owned, and 458,975 shares which may be acquired pursuant to warrants. Includes 25,000 shares also shown for Mr. O'Donoghue above. Includes 1,387,740 shares held of record by Temple for various client accounts (no account holds beneficial interests in excess of 5% of AdSys' common stock). The principals of Temple are Hugh D. McLean, N. Gregory McNally, Mark O'Donoghue and Christian Papachristou.

 (9) The principal of 914151 Ontario Ltd. is James Petrie.

(10) Consists of 596,666 shares owned, and 140,000 shares which may be acquired pursuant to warrants. The principal of Roxborough is David A. Williams.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     AdSys is authorized to issue 20,000,000 shares of common stock, $.001 par value per share, of which 11,700,579 shares were issued and outstanding as of September 30, 1999.

     Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

     Holders of common stock are entitled upon liquidation of AdSys to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Within the limits and restrictions provided in AdSys' Restated Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of Preferred Stock outstanding.

     Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of AdSys more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interest of AdSys and its stockholders. The existence of Preferred Stock may therefore be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. The Board of Directors has not authorized the issuance of any series of Preferred Stock.

DIVIDEND POLICY

     AdSys has not paid any cash dividends to date, and has no intention to pay any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Board of Directors and to certain limitations imposed by the Nevada corporate laws. The timing, amount and form of dividends, if any, will depend, among other things, on AdSys' results of operations, financial condition, cash requirements and other factors deemed relevant by Board of Directors.

MISCELLANEOUS

     AdSys common shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00

(other than securities registered on certain national securities exchanges or quoted on the Nasdaq National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

     AdSys' articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.

INDEMNIFICATION PROVISIONS

     The AdSys Articles of Incorporation and Bylaws reflect the adoption of the provisions of Section 78.037 of the Nevada General Corporation Law, which eliminates or limits the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. The company's Articles of Incorporation and Bylaws also provide that the company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the company, in accordance with, and to the full extent permitted by, the Nevada General Corporation Law. In addition, the Bylaws authorize the company to maintain insurance to cover such liabilities. AdSys currently has a directors' and officers' insurance policy in effect.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the AdSys pursuant to the foregoing provisions or otherwise, AdSys has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by AdSys of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, AdSys will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

TRANSFER AGENT

     The transfer agent for AdSys common stock is Interstate Transfer Company, 874 E. 5900 South, Suite 101, Salt Lake City, Utah 84107, 801-281-9746.

                            SELLING SECURITYHOLDERS

     The following table sets forth the name of each Selling Securityholder, the number of shares of common stock beneficially owned by such Selling Securityholder as of the date of this Prospectus, giving pro forma effect to the exercise of the Selling Securityholders' warrants and options into shares of common stock as described below, and the number of shares being offered by each Selling Securityholder. Except as otherwise noted below, during the past three years no Selling Securityholder has been an officer, director or affiliate of the Company, nor has any Selling Securityholder had any material relationship with AdSys during such period. The shares of common stock being offered hereby are being registered to permit public secondary trading, and the Selling Securityholders may offer all or part of the shares for resale from time to time. However, such Selling Securityholders are under no obligation to either
(a) exercise the Selling Securityholders' options and/or warrants, as the case may be, or (b) if exercised, to sell all or any portion of such shares of common stock immediately under this Prospectus. Because the Selling Securityholders may sell all or a portion of their shares of common stock, no estimate can be given as to the number of shares of common stock that will be held by any Selling Securityholder upon termination of this offering. Accordingly, the following table assumes (i) the exercise of the Selling Securityholders' warrants and options, event if not yet vested, and (ii) the sale of all shares of common stock by the Selling Securityholders immediately following the date of this Prospectus. All expenses of the registration of the common stock on behalf of the Selling Securityholders are being borne by the Company; however, the Company will receive none of the proceeds of this offering.


                                                                 MAXIMUM NUMBER
                                                              OF BENEFICIALLY OWNED
                   SELLING SECURITYHOLDER                       SHARES TO BE SOLD
                   ----------------------                     ---------------------
439246 Ontario Ltd. ........................................           80,000
Banque CIAL (Suisse)........................................           40,000
Beko Investment Services....................................           10,000
Boyd, Eric..................................................           15,000
Charland, Joe...............................................           35,000
Clason, Bjorn...............................................           49,333
Clemann, Mike...............................................           62,500
Duckman, Lloyd..............................................           10,500
Duckman, Owen...............................................            3,500
Duckman, Sharon.............................................            1,750
Duckman, Shawn..............................................            5,250
Emerge Capital..............................................           87,000
Experta BIL.................................................           80,000
Fonlox Investments .........................................           46,667
Gaunt, David................................................            3,000
Gerardi, Frank..............................................          100,000
Hampton Ltd. ...............................................          350,000
Hendal Investments..........................................           12,000
Hogan, James................................................           15,000
Jaffe, Raitt, Heuer & Weiss, P.C. ..........................          133,000
Jermyn Trustees (Jersey) Ltd................................           10,000
Kaplan, Barry & Associates..................................          100,000
K.I.F. Capital Corp. .......................................          100,000
Krag, M.....................................................           20,000
Liechtensteinische Landesbank...............................          200,000
Logicom SARL................................................           95,000
Madikwe Capital Ltd. .......................................          150,000
Margon FS...................................................           10,000
Penington, Richard..........................................          500,000
Pesut, Gerald A. ...........................................          500,000
Peterson, Lars..............................................           47,000
Pinner, Raymond.............................................            1,000
Republic National Bank of New York (Luxembourg) SA..........          180,000
REVBEN Management Corp. ....................................           61,950
Rowill, Ltd.................................................          282,500
Roxborough Holdings Ltd. ...................................          180,000
Samisa Investment Corp. ....................................           47,000
Stanimir, William...........................................          160,000
Temple Securities Ltd. .....................................          862,495
Tolethorpe Holdings Ltd. ...................................            1,000
Unibank SA..................................................            6,000
Verwaltungs-und Privatbank AG...............................          275,000
Wikstrom, Thomas............................................           13,000
                                                                    ---------
     Total..................................................        4,951,445
                                                                    =========

                              PLAN OF DISTRIBUTION

     The sale of the common stock by the Selling Securityholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Securityholders). Alternatively, the Selling Securityholders may from time to time offer such securities through dealers or agents. The distribution of the securities by the Selling Securityholders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders in connection with such sales or securities.

     The securities offered by the Selling Securityholders may be sold by one or more of the following methods, including without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principals to facilitated the transaction; (b) purchasers by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions which the broker solicit purchases, and
(d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. The Selling Securityholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act with respect to the securities offered, and any profits realized or commission received may be deemed underwriting compensation.

     At the time a particular offer of the securities is made by or on behalf of a Selling Securityholder, to the extent required, a Prospectus will be distributed which will set forth the number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for the shares of common stock purchased from the Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public. We have informed the Selling Securityholders that the anti-manipulative rules under the Exchange Act, including Regulation M thereunder, may apply to their sales in the market and have furnished each of the Selling Securityholders with a copy of these rules. We have also informed the Selling Securityholders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder. Sales of securities by us and the Selling Securityholders or even the potential of such sales would likely have an adverse effect on the market price of the shares of common stock offered hereby.

                                 LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby will be passed upon for AdSys by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan ("Jaffe Raitt"). Jaffe Raitt, which holds options to acquire 133,000 shares of AdSys common stock, is a Selling Securityholder in this Offering. David D. Warner, a shareholder of Jaffe Raitt and counsel to AdSys, holds 11,905 shares of AdSys common stock.

                                    EXPERTS

     The financial statements of the Company appearing in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Certified Public Accountants..........    F-2
Financial Statements
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Operations.....................    F-4
  Consolidated Statement of Stockholders' Deficit...........    F-5
  Consolidated Statements of Cash Flows.....................    F-6
Notes to Consolidated Financial Statements..................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Advanced Systems International, Inc.

     We have audited the accompanying consolidated balance sheets of Advanced Systems International, Inc. (a Nevada corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Systems International, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Grant Thornton LLP
Southfield, Michigan
February 25, 1999

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                  DECEMBER 31,
                                                           SEPTEMBER 30,    -------------------------
                                                               1999            1998          1997
                                                           -------------    ----------    -----------
                                                            (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash.................................................     $   65,773      $  225,491    $    68,132
  Accounts receivable, less allowance for doubtful
    accounts of $8,700 at September 30, 1999 and
    December 31, 1998..................................      2,159,410         494,063        387,910
  Loan receivable -- stockholder.......................             --              --         72,917
  Inventory............................................         31,836          23,642         14,370
  Prepaid expenses.....................................         86,266           9,169          1,544
                                                            ----------      ----------    -----------
    Total Current Assets...............................      2,343,285         752,365        544,873
PROPERTY AND EQUIPMENT -- AT COST
  Computer equipment...................................        252,045         185,148         66,108
  Office equipment.....................................         80,901          68,126         36,609
  Leasehold improvements...............................         53,153          27,477             --
                                                            ----------      ----------    -----------
                                                               386,099         280,751        102,717
    Less accumulated depreciation and amortization.....        148,917          83,139         29,530
                                                            ----------      ----------    -----------
                                                               237,182         197,612         73,187
OTHER ASSETS
  Deposits.............................................         32,836          62,292         32,368
  Software development costs, less accumulated
    amortization of $56,700 at September 30, 1999, $0
    at December 31, 1998 and 1997, respectively........        299,019         296,195             --
  Sundry...............................................          9,316          15,675         23,139
                                                            ----------      ----------    -----------
TOTAL ASSETS...........................................     $2,921,638      $1,324,139    $   673,567
                                                            ==========      ==========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Line of credit.......................................     $       --      $       --    $   550,000
  Current maturities of long-term obligations..........        262,666         328,013        378,795
  Current maturities of long-term obligations to
    related parties....................................         88,000          88,000        375,000
  Customer deposits....................................        401,159          96,638         92,209
  Accounts payable
    Trade..............................................        812,167         356,497        196,941
    Related parties....................................             --              --         10,122
                                                            ----------      ----------    -----------
                                                               812,167         356,497        207,063
  ACCRUED LIABILITIES
    Payroll............................................        197,481         235,615             --
    Payroll taxes......................................          4,609          24,840          3,574
    Interest...........................................          6,233           3,851         38,126
    Other..............................................        318,191              --          8,169
                                                            ----------      ----------    -----------
                                                               526,514         264,306         49,869
                                                            ----------      ----------    -----------
    Total current liabilities..........................      2,090,506       1,133,454      1,652,936
Long-term obligations, less current maturities.........          6,064         319,922        120,067
Long-term obligations to related parties, less current
  maturities...........................................         13,322          62,822         96,000
Lease commitment (Note E)..............................             --              --             --
STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock -- $.001 par value; authorized,
    10,000,000 shares; none issued and outstanding.....             --              --             --
  Common stock -- $.001 par value; authorized,
    20,000,000 shares; 11,700,579 shares outstanding at
    September 30, 1999; 11,157,672 and 8,136,667 shares
    issued and outstanding at December 31, 1998 and
    1997, respectively.................................         11,701          11,158          8,137
  Additional paid-in capital...........................      5,657,120       5,356,775      2,866,744
  Accumulated deficit..................................     (4,857,075)     (5,559,992)    (4,070,317)
                                                            ----------      ----------    -----------
                                                               811,746        (192,059)    (1,195,436)
                                                            ----------      ----------    -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT).....     $2,921,638      $1,324,139    $   673,567
                                                            ==========      ==========    ===========


The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                 -----------------------   -------------------------
                                    1999         1998         1998          1997
                                 ----------   ----------   -----------   -----------
                                       (UNAUDITED)
Sales..........................  $6,097,443   $1,828,609   $ 2,379,987   $ 2,012,317
Cost of sales..................     695,046      109,996       155,147       304,564
                                 ----------   ----------   -----------   -----------
  Gross profit.................   5,402,397    1,718,613     2,224,840     1,707,753
Operating expenses
  Sales & marketing............   1,536,827      635,345       945,736       485,020
  Research and development.....     754,765      228,885       314,587     1,772,537
  General and administrative...   2,282,548    1,248,960     2,294,668     1,227,894
                                 ----------   ----------   -----------   -----------
                                  4,574,140    2,113,190     3,554,991     3,485,451
                                 ----------   ----------   -----------   -----------
     Earnings (Loss) from
       operations..............     828,257     (394,577)   (1,330,151)   (1,777,698)
Other expense
  Interest.....................     125,340       84,628       122,728       113,770
  Loss on settlement...........          --           --        26,250            --
  Loss on disposal of assets...          --           --         8,305         3,681
  Sundry.......................          --           --         2,241           343
                                 ----------   ----------   -----------   -----------
                                    125,340       84,628       159,524       117,794
                                 ----------   ----------   -----------   -----------
     Net earnings (loss).......  $  702,917   $ (479,205)  $(1,489,675)  $(1,895,492)
                                 ==========   ==========   ===========   ===========
Net earnings (loss) per share--
  basic........................  $     0.06   $    (0.06)  $      (.17)  $      (.28)
                                 ==========   ==========   ===========   ===========
Net earnings (loss) per share--
  diluted......................  $     0.04   $    (0.06)  $      (.17)  $      (.28)
                                 ==========   ==========   ===========   ===========
Weighted average number of
  shares outstanding--basic....  11,558,062    8,468,521     8,870,550     6,739,167
                                 ==========   ==========   ===========   ===========
Weighted average number of
  shares
  outstanding--diluted.........  17,083,887    8,468,521     8,870,550     6,739,167
                                 ==========   ==========   ===========   ===========


The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                 ADDITIONAL
                                      COMMON      PAID-IN      ACCUMULATED
                                       STOCK      CAPITAL        DEFICIT         TOTAL
                                      -------    ----------    -----------    -----------
Balance at January 1, 1997........    $4,907     $1,569,974    $(2,174,825)   $  (599,944)
Issuance of 2,980,000 shares of
  stock in connection with reverse
  acquisition and recapitalization
  (Note A)........................     2,980        997,020             --      1,000,000
Issuance of 250,000 shares of
  stock...........................       250        299,750             --        300,000
Net loss..........................        --             --     (1,895,492)    (1,895,492)
                                      -------    ----------    -----------    -----------
Balance at December 31, 1997......     8,137      2,866,744     (4,070,317)    (1,195,436)
Issuance of 2,194,082 shares of
  stock...........................     2,194      1,888,875             --      1,891,069
Conversion of debentures and
  interest to 899,840 shares of
  stock...........................       900        674,000             --        674,900
Foreclosure on loan receivable --
  stockholder (72,917 shares).....       (73)       (72,844)            --        (72,917)
Net loss..........................        --             --     (1,489,675)    (1,489,675)
                                      -------    ----------    -----------    -----------
Balance at December 31, 1998......    11,158      5,356,775     (5,559,992)      (192,059)
Issuance of 542,907 shares of
  stock...........................       543        300,345             --        300,888
Net Earnings......................        --             --        702,917        702,917
                                      -------    ----------    -----------    -----------
Balance at September 30, 1999
  (unaudited).....................    $11,701    $5,657,120    $(4,857,075)   $   811,746
                                      =======    ==========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        NINE MONTHS ENDED               YEARS ENDED
                                                          SEPTEMBER 30,                 DECEMBER 31,
                                                    -------------------------    --------------------------
                                                       1999           1998          1998           1997
                                                    -----------    ----------    -----------    -----------
                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss).............................    $   702,917    $ (479,205)   $(1,489,675)   $(1,895,492)
  Adjustments to reconcile net earnings (loss)
     to net cash used in operating activities
     Depreciation and amortization..............        128,837        49,464         68,533         30,867
     Loss on disposal of property and
       equipment................................             --            --          8,305          3,681
     Conversion of interest on debentures to
       common stock.............................             --            --         60,900             --
     Change in assets and liabilities
       Increase (decrease) in accounts
          receivable............................     (1,654,772)     (702,659)      (106,153)      (335,921)
       Decrease (increase) in loan receivable...             --            --         72,917        (72,917)
       Decrease in purchased contracts..........             --            --             --        226,715
       Increase in inventories..................         (8,193)      (24,352)        (9,272)       (11,370)
       (Increase) decrease in deposits..........         29,456       (49,387)       (29,924)       (29,456)
       Increase (decrease) in prepaid
          expenses..............................        (77,097)       20,364         (7,625)        (1,544)
       Increase in software development costs...        (59,524)          760       (296,195)          (760)
       Increase (decrease) in accounts
          payable...............................        455,672       (39,257)       149,434        (30,895)
       Increase (decrease) in accrued
          liabilities...........................        266,802       214,938        214,437        (27,884)
       Increase in customer deposits............        304,521       169,385          4,429         92,209
                                                    -----------    ----------    -----------    -----------
          Net cash provided (used in) operating
            activities..........................         88,619      (839,949)    (1,063,694)    (2,052,007)
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment............       (115,923)     (136,411)      (193,799)       (68,189)
                                                    -----------    ----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of obligations.........        250,000        13,610         17,600        143,880
  Repayment of obligations......................       (626,450)      (12,978)       (94,527)       (50,852)
  Proceeds from issuance of obligations to
     related parties............................        170,000       100,000        100,000        471,000
  Proceeds from issuance of common stock........        293,536     1,086,172      1,818,152      1,629,724
  Repayments of related party obligations.......       (219,500)      (50,233)      (130,178)       (30,000)
                                                    -----------    ----------    -----------    -----------
          Net cash provided by (used in)
            financing activities................       (132,414)    1,136,571      1,711,047      2,163,752
                                                    -----------    ----------    -----------    -----------
Net increase (decrease) in cash.................       (159,718)      160,211        157,359         42,796
Cash at beginning of period.....................        225,491        68,132         68,132         25,336
                                                    -----------    ----------    -----------    -----------
Cash at end of period...........................    $    65,773    $  228,343    $   225,491    $    68,132
                                                    ===========    ==========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for interest........    $   103,901    $   84,628    $   157,003    $    97,062
                                                    ===========    ==========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  ACTIVITIES
  During 1998, common stock was issued upon the
     conversion of $614,000 of long-term debt
     and common stock was retired upon the
     foreclosure of a loan
     receivable-stockholder of $72,917


The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

ORGANIZATION AND BASIS OF PRESENTATION

     Advanced Systems International, Inc. (formerly Automatic Time Systems Corp.) ("the Company") commenced operations on February 1, 1996. The Company develops and sells high technology time and attendance software applications to accompany their customers' hardware configurations in the United States.

     On July 8, 1997 Advanced Systems International, Inc. acquired all of the outstanding common stock of Automatic Time Systems Corp. The acquisition has been accounted for as a recapitalization of Automatic Time Systems Corp. with Automatic Time Systems Corp. as the acquirer (reverse acquisition). Accordingly, stockholders' deficit has been restated to reflect the issuance of common stock in connection with the merger. The historical financial statements prior to July 8, 1997 are those of Automatic Time Systems Corp.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Automatic Time Systems Corp. and ASI Automatic Systems International Ltd. All significant intercompany balances and transactions have been eliminated.

PROPERTY AND EQUIPMENT


     Property and equipment are carried at cost. The Company uses accelerated methods for depreciation based on useful lives ranging from 3 to 7 years. Depreciation expense was $62,054 and $50,000 for the nine months ended September 30, 1999 and 1998, respectively, and $61,069 and $23,402 for the years ended December 31, 1998 and 1997, respectively.


     Expenditures for major repairs and improvements that extend the useful life of property and equipment are capitalized and are depreciated or amortized over the life of the improvement or the life of the lease whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

SOFTWARE DEVELOPMENT


     Software development costs are capitalized once technological feasibility has been achieved. Cost incurred prior to achieving technological feasibility are charged to research and development expenses as incurred. The Company had capitalized software development costs of $296,195 relating to the development efforts on the Company's middleware product, ATLink.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
INCOME TAXES

     The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes. Current taxes are measured by applying the provision of enacted tax laws to taxable earnings to determine the amount of taxes payable.

NET EARNINGS (LOSS) PER SHARE


     During 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Basic earnings (loss) per share excludes dilution and is computed by dividing earnings (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings (loss) of the entity.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     Management believes the fair value of the Company's financial instruments approximates their carrying value. The fair value of long-term obligations approximate their carrying values based on current rates for instruments with similar characteristics.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION

     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans and include the cost in the income statement as compensation expense. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for compensation cost for stock option plans in accordance with APB Opinion No. 25.

RECLASSIFICATIONS


     Certain reclassifications have been made to 1998 and 1997 to conform to the 1999 and 1998 presentations.


NOTE B -- LINE OF CREDIT

     On August 20, 1998 the Company converted its line of credit to a note payable.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:


                                                                   AT DECEMBER 31,
                                              AT SEPTEMBER 30,   -------------------
                                                    1999           1998       1997
                                              ----------------   --------   --------
                                                (UNAUDITED)
Note payable to bank with interest at 1.5%
  above the bank's prime rate (9.75% at
  September 30, 1999) and payable in full on
  April 22, 2000; quarterly payments of
  interest on the outstanding balance are
  due. The Note is collateralized by all of
  the assets of the Company.................      $250,000             --         --
Note payable to bank with interest at 1.5%
  above the bank's prime rate (9.25% at
  December 31, 1998), and payable in monthly
  installments of $10,000 plus interest
  through August 31, 1999; monthly
  installments of $15,000 plus accrued
  interest from September 1, 1999 through
  maturity and a principal payment of
  $160,000 due July 1, 1999. The note is due
  on February 19, 2001 and is collateralized
  by all of the assets of the Company.......            --       $510,000   $     --
Note payable to bank with interest at 2%
  above the bank's prime rate (9.75% at
  December 31, 1998), and payable in monthly
  installments of $1,590 plus interest. The
  note is due on February 19, 2001 and is
  collateralized by all of the assets of the
  Company...................................            --         41,354     60,440
Note payable to bank with interest at 1.5%
  above the bank's prime rate (9.25% at
  December 31, 1998), and payable in monthly
  installments of $2,606 plus interest. The
  note is due on February 19, 2001 and is
  collateralized by all of the assets of the
  Company...................................            --         67,762     99,035
Debenture payable, with interest at 6%
  (converted to common stock in 1998).......            --             --    300,000
Debenture payable, with interest at 18%
  (converted to common stock in 1998).......            --             --     25,000
Other.......................................        18,730         28,819     14,387
                                                  --------       --------   --------
                                                   268,730        647,935    498,862
Less current maturities.....................       262,666        328,013    378,795
                                                  --------       --------   --------
                                                  $  6,064       $319,922   $120,067
                                                  ========       ========   ========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- LONG-TERM OBLIGATIONS -- (CONTINUED)
     Maturities of long-term obligations are as follows:

                  YEARS ENDED DECEMBER 31,
                  ------------------------
          1999..............................................  $328,013
          2000..............................................   243,167
          2001..............................................    76,755
                                                              --------
                                                              $647,935
                                                              ========

NOTE D -- INCOME TAXES

     Deferred tax assets (liabilities) consist of the following:


                                                                   DECEMBER 31
                                             SEPTEMBER 30,   -----------------------
                                                 1999           1998         1997
                                             -------------   ----------   ----------
Net operating losses.......................   $ 1,718,000    $1,957,000   $1,380,000
Capitalized software.......................   $  (102,000)     (101,000)          --
Valuation allowance........................   $(1,616,000)   (1,856,000)  (1,380,000)
                                              -----------    ----------   ----------
                                              $        --    $       --   $       --
                                              ===========    ==========   ==========


     The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows:


                                           QUARTERS ENDED             YEARS ENDED
                                           SEPTEMBER 30,              DECEMBER 31,
                                       ----------------------    ----------------------
                                         1999         1998         1998         1997
                                       ---------    ---------    ---------    ---------
Tax expense (benefit) at statutory
rates applied to loss before
federal income tax.................    $ 239,000    $(123,600)   $(506,000)   $(644,000)
Effect of nondeductible items......           --           --       30,000        2,000
Use of net operating loss
  carryforward.....................     (239,000)     123,600           --           --
Valuation allowance................           --                   476,000      642,000
                                       ---------    ---------    ---------    ---------
                                       $      --    $      --    $      --    $      --
                                       =========    =========    =========    =========


     The net operating loss carryforwards expire through 2018

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE E -- LEASE COMMITMENT

     The Company leases office space under an operating lease which expires on October 31, 2003. Approximate future minimum rental payments under this lease are as follows:

YEARS ENDED DECEMBER 31,
------------------------
          1999..........................................................................    $164,063
          2000..........................................................................     166,435
          2001..........................................................................     168,807
          2002..........................................................................     171,179
          2003..........................................................................     144,298
                                                                                            --------
                                                                                            $814,782
                                                                                            ========


     Rent expense was approximately $124,200 and $31,200 for the nine months ended September 30, 1999 and 1998, respectively. Rent expense was approximately $73,600 and $41,600 for the periods ended December 31, 1998 and 1997, respectively.


NOTE F -- MAJOR CUSTOMERS

     The Company had the following customers representing more than 10% of sales:


                                                          NINE MONTHS
                                                             ENDED             YEAR ENDED
                                                         SEPTEMBER 30,        DECEMBER 31,
                                                         --------------      --------------
                                                         1999      1998      1998      1997
                                                         ----      ----      ----      ----
                                                          (UNAUDITED)
Customer A.........................................       --%       --%       --%       84%
Customer B.........................................        5        19        19        --
Customer C.........................................        1        18        16        --
Customer D.........................................        1        25        14        --
Customer E.........................................       --        17        12        --
Customer F.........................................        1        12        11        --
Customer G.........................................       13        --        --        --
Customer H.........................................        9        --        --        --
Customer I.........................................        9        --        --        --
                                                          --        --        --        --
                                                          37%       91%       72%       84%
                                                          ==        ==        ==        ==



     Included in accounts receivable, at September 30, 1999, and 1998, respectively, are accounts receivable of $967,063 and $480,550 related to these customers, and $180,000 and $255,000 at December 31, 1998 and 1997,
respectively, related to these customers.


NOTE G -- RELATED PARTY TRANSACTIONS

     During the years ending December 31, 1998 and 1997, approximately $211,000 and $272,000 was paid to related parties for consulting services. Also, during the year ended

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE G -- RELATED PARTY TRANSACTIONS -- (CONTINUED)

December 31, 1998, approximately $92,000 was paid to related parties for commissions on stock subscriptions and approximately $88,000 and $54,800 was paid for the nine months ended September 30, 1999, and 1998, respectively.


     Long-term obligations to related parties consists of the following:


                                                                        DECEMBER 31,
                                                AT SEPTEMBER 30,    --------------------
                                                      1999            1998        1997
                                                ----------------    --------    --------
                                                  (UNAUDITED)
Subordinated non-interest bearing note
  payable to stockholder, collateralized by
  all the assets of the Company, due
  December 2000.............................        $101,322        $150,822    $196,000
Debentures payable to stockholders, bearing
  interest at 18% (converted to common stock
  in 1998)..................................              --              --     275,000
                                                    --------        --------    --------
                                                     101,322         150,822     471,000
Less current maturities.....................          88,000          88,000     375,000
                                                    --------        --------    --------
                                                    $ 13,322        $ 62,822    $ 96,000
                                                    ========        ========    ========


     Maturities of related party obligations are as follows:

YEARS ENDED DECEMBER 31,
------------------------
          1999..........................................................................  $ 88,000
          2000..........................................................................    62,822
                                                                                          --------
                                                                                          $150,822
                                                                                          ========

NOTE H -- COMMON STOCK

     During 1998, the Company entered into agreements with certain stockholders that if additional shares were sold at a price per share which was less than the price paid by these stockholders, then the Company would issue additional shares to them to cause the effective price per share paid by them to equal the lowest effective price per share for sales of stock through February 19, 1999.

     The Company issued 72,000 additional shares in March 1999 pursuant to these agreements.

NOTE I -- STOCK OPTION PLANS

     The 1997 Employee Stock Option Plan ("Employee Plan") and the 1997 Director Stock Option Plan ("Director Plan") were approved by stockholders on July 1, 1997.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE I -- STOCK OPTION PLANS -- (CONTINUED)
     During 1998, the Employee Plan was amended to provide for 3,500,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The options granted under the plan become exercisable on the second anniversary of the date of grant. Options granted under the plan have a term of ten to twenty years.

     During 1998, the Director Plan was amended to provide for 1,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The plan provides that each director, on the date such person becomes a director, will be granted options to purchase 100,000 shares of stock. The options granted under the plan become exercisable on the second anniversary of the date of grant for options granted prior to August 6, 1998 and the third anniversary for options granted on or after August 6, 1998. Options granted under the plan have a term of ten years.

     The Company also issues stock options to outside consultants for services provided. During 1998, 410,000 shares with an exercise price ranging from $.50 to $1.00 were issued and an expense of $163,000 was recorded by the Company.

     During 1998, the Company revised the option price for all options outstanding at December 31, 1997 from $1.00 to $.50 per share.

     The weighted average remaining life of the stock options is approximately thirteen years.

     The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans:


                                                EMPLOYEE PLAN          DIRECTOR PLAN
                                            ---------------------   --------------------
                                                         AVERAGE                AVERAGE
                                             SHARES      OPTION      SHARES     OPTION
                                              UNDER       PRICE      UNDER       PRICE
                                             OPTION     PER SHARE    OPTION    PER SHARE
                                            ---------   ---------   --------   ---------
Outstanding at January 1, 1997............         --                     --
Granted during 1997.......................  1,525,000     $.50       300,000     $.50
Cancelled during 1997.....................   (100,000)    $.50            --
                                            ---------               --------
Outstanding at December 31, 1997..........  1,425,000     $.50       300,000     $.50
Granted during 1998.......................  1,155,055     $.50       400,000     $.50
Cancelled during 1998.....................   (375,000)    $.50      (200,000)    $.50
                                            ---------               --------
Outstanding at December 31, 1998..........  2,205,055     $.50       500,000     $.50
Granted during the nine months ended
  September 30, 1999......................  1,728,945     $.97       365,000     $.86
Cancelled during the nine months ended
  September 30, 1999......................   (878,127)    $.80       100,000     $.50
                                            ---------               --------
Outstanding at September 30, 1999
  (unaudited).............................  3,349,000     $.63       765,000     $.67
                                            =========               ========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE I -- STOCK OPTION PLANS -- (CONTINUED)
     The Company also has issued warrants to purchase common stock. These warrants expire three years from the date of issuance. The following table summarizes the changes in the number of common shares under warrants:


                                                          WARRANTS
                                                        TO PURCHASE        AVERAGE
                                                         SHARES OF      EXERCISE PRICE
                                                        COMMON STOCK      PER SHARE
                                                        ------------    --------------
Outstanding at January 1, 1997......................     1,285,000          $1.11
Granted during 1997.................................       590,000          $1.98
Cancelled during 1997...............................      (302,083)         $1.00
                                                         ---------
Outstanding at December 31, 1997....................     1,572,917          $1.46
                                                         ---------
Granted during 1998.................................        15,000          $1.00
Cancelled during 1998...............................      (232,917)         $1.00
                                                         ---------
Outstanding at December 31, 1998 and September 30,
  1999..............................................     1,355,000          $1.53
                                                         ---------          -----


     The Company accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:


                                      FOR THE NINE MONTHS
                                      ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                     ---------------------    --------------------------
                                       1999        1998          1998           1997
                                     --------    ---------    -----------    -----------
NET EARNINGS (LOSS)
As reported......................    $702,917    $(479,205)   $(1,489,675)   $(1,895,492)
Pro forma........................    $667,771    $(502,900)   $(1,563,334)   $(2,386,367)
EARNINGS (LOSS) PER SHARE
Basic............................         .06         (.06)          (.17)          (.28)
Pro forma........................         .06         (.06)          (.18)          (.34)
EARNINGS (LOSS) PER SHARE
Diluted..........................         .04         (.06)          (.17)          (.28)
Pro forma........................         .04         (.06)          (.18)          (.34)


     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                              FOR THE NINE MONTHS ENDED
                                    SEPTEMBER 30,                 FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   ----------------------------------
                              1999                 1998                 1998              1997
                       ------------------   ------------------   ------------------   -------------
Dividend yield.......              0%                   0%                   0%                  0%
Expected
  volatility.........           36.0%                34.5%                34.5%        22.0 - 63.6%
Risk-free interest
  rate...............     5.3 -  6.7%          4.9 -  6.4%          4.9 -  6.4%         5.8 -  6.5%
Expected lives.......        10 years             10 years             10 years       10 - 20 years

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE J -- EARNING (LOSS) PER SHARE


     The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation for the nine months ended September 30, 1999.



                                                EARNINGS         SHARES        PER SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
Basic Earnings.............................     $702,917       11,588,062        $0.06
Effect of Options..........................           --        5,632,308        $  --
                                                --------       ----------        -----
Diluted Earnings...........................     $702,917       17,190,370        $0.04
                                                ========       ==========        =====



     Common Stock equivalents have been excluded from the calculation of net loss per share for the years ended December 31, 1998 and 1997 and the nine months ended September 30, 1998 due to their anti-dilutive effect.

                                    PART II

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The AdSys Articles of Incorporation and Bylaws reflect the adoption of the provisions of Section 78.037 of the Nevada General Corporation Law, which eliminates or limits the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. The company's Articles of Incorporation and Bylaws also provide that the company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the company, in accordance with, and to the full extent permitted by, the Nevada General Corporation Law. In addition, the Bylaws authorize the company to maintain insurance to cover such liabilities. AdSys currently has a directors' and officers' insurance policy in effect.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


                         ITEM                              COST
                         ----                            --------
Registration fees......................................  $  1,112
Federal taxes..........................................         0
State taxes and fees...................................         0
Transfer agent's fees..................................         0
Printing and engraving.................................    25,000
Legal fees.............................................    20,000
Accounting fees........................................     5,000


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its organization in late 1995 and early 1996, ATS issued a net total of 2,720 shares of common stock to its original organizers, all of whom were sophisticated business people actively involved in organizing and managing ATS, and who had full access to all information regarding ATS (914151 Ontario Ltd. (James Petrie), KIF Capital Corp. (Kenneth MacAlpine), 859754 Ontario Limited (John Totten), Martin Young and Greg O'Hara), for contributions in the aggregate amount of approximately $20,000. ATS also issued warrants to acquire up to 400 (subsequently reduced to 300 shares) at $1,000 per share (converted in the merger described below to warrants to acquire 300,000 shares at $1 per share) to 914151 Ontario Ltd. and KIF Capital Corp. No underwriters were used for these transactions. Exemption from registration is claimed pursuant to Section 4(2) of the Securities Act, no public offering having been involved.

     At various times from June 1996 through April 1997, ATS sold a total of 2,186.667 shares (converted in the merger described below to 2,186,667 shares) for aggregate proceeds of approximately $2,000,000 to 22 non-U.S. persons. No underwriters were engaged, although finders fees of approximately $200,000 were paid to certain non-U.S. persons and warrants to acquire up to 740 shares (converted in the merger described below to warrants to acquire 740,000 shares) were issued to Hampton Equity Management Inc., Roxborough Holdings Ltd., James Hogan and Eric Boyd (non-U.S. persons) as finders fees for sales activities. Subsequently, in payment for finders services rendered in connection with the foregoing ATS sales, AdSys issued options to acquire (a) 35,000 shares at an exercise price of $1 per share to Joe Charland (September 1997), (b) 75,000 shares at an exercise price of $1 per share to Logicom SARL (September 1997), and (c) 150,000 shares at an exercise price of $.50 per share to Madikwe Capital Ltd. (September 1998). In September 1999, Joe Charland and Logicom SARL exercised their respective options, and a total of 110,000 shares were sold for $100,000. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.


     On May 15, 1997, AdSys (at that time named Bennington Corporation) offered and sold a total of 2,000,000 shares for aggregate proceeds of $20,000, to fund its start-up and other costs associated with structuring and closing the RTO merger described below. No underwriters or sales agents were used for this transaction. Exemption from registration was claimed pursuant to Rule 504 of Regulation D.

     On June 30, 1997, AdSys (at that time named Bennington Corporation) offered and sold 980,000 units for aggregate proceeds of $980,000 to 24 persons, to fund working capital needs. Each unit consisted of one common share plus a warrant to acquire one-half common share at an exercise price of $2.00 per share. No underwriters were used for this offering. Exemption from registration is claimed pursuant to Rule 504 of Regulation D.

     On July 8, 1997, AdSys issued an aggregate of 4,906,667 shares to the former ATS shareholders (26 persons) and warrants to acquire up to 1,040,000 shares to six ATS warrantholders as consideration in the RTO merger acquisition by AdSys of ATS. The warrants carry exercise prices varying from $0.50 to $1.88 per share. None of the warrants have been exercised. No underwriters were used for this transaction, and no commissions were paid. Exemption from registration was claimed pursuant to Regulation S, for offers and sales made outside the United States to 23 non-U.S. persons. Exemption from registration for issuance of shares to three former executive officers is claimed under Section 4(2), no public offer being involved.

     On October 1, 1997, AdSys sold 250,000 shares to Temple Securities Ltd. for $300,000. No underwriters were engaged, and no commissions were paid. Exemption from registration is claimed under Regulation S (for an offer and sale made outside the United States to a non-U.S. person).

     In March 1998, AdSys sold 267,000 shares at a sales price of $1.60 per share to 15 foreign investors. A total of approximately $17,088 was paid in finders fees to non-U.S. persons. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.


     At various times from August 1998 through October 1999, AdSys sold an aggregate of 1,486,918 common shares for aggregate proceeds of $990,524, in an offering of no more than $1,000,000 of shares. Exemption from registration is claimed pursuant to Rule 504 of Regulation D. All investors were "accredited investors." No underwriters were involved in these offers and sales.



     At various times from August 1998 through October 1999, AdSys sold an aggregate of 1,591,920 shares of common stock for aggregate proceeds of $1,042,075. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the U.S. to non-U.S. persons. No underwriters were involved in these offers and sales.

     In connection with offers and sales made outside the U.S. to non-U.S. persons described above, AdSys paid $143,712 in finders fees to various non-U.S. persons.


     In April 1999, AdSys issued warrants and options to acquire 1,009,500 shares to 13 non-U.S. persons. The exercise price under these warrants and options is $0.75 per share, the market value of the shares at the time of the grants. AdSys issued these options and warrants to compensate the recipients, who had identified and introduced certain non-U.S. persons to AdSys as investors. The warrants and options issuances were exempt from registration pursuant to Regulation S, for offers and sales made outside the US to non-US persons. None of the warrants and options have been exercised.



     In April 1999, AdSys issued 93,725 warrants to acquire shares at an exercise price of $0.625 per share to certain debenture holders in partial satisfaction of their debentures. AdSys claims exemption from registration for the warrant issuance under Regulation S, for offers and sales made outside the United States to non-U.S. persons.



     From August 1, 1997 through November 1, 1999, AdSys issued options to acquire common stock to various employees pursuant to the employee option plan. All options were granted at the market price of the shares as of the grant date. Between October 1999 and December 1999, 83,332 of these options were exercised, and a total of 83,332 shares were issued. In April 1999, AdSys issued one restricted stock grant to a member of its outside legal firm in recognition of legal services not involving fund raising or market relations activities. The stock award was exercised, and 11,905 shares were sold for $10,000, which was the fair market value of the shares as of the grant date. AdSys claims exemption for the foregoing issuances pursuant to Rule 701. The table below depicts salient information relating to the option grants.


                       DATE                           NUMBER OF OPTIONS    STRIKE PRICE
                       ----                           -----------------    ------------
August 1, 1997.....................................        405,000            $1.00
September 22, 1997.................................         20,000             1.00
October 22, 1997...................................         10,000             1.00
November 10, 1997..................................         17,000             1.00
December 8, 1997...................................        100,000             1.00
December 20, 1997..................................         50,000             1.00
January 5, 1998....................................         10,000             1.00
January 28, 1998...................................         10,000             1.00
March 2, 1998......................................         55,000             1.63
March 9, 1998......................................        150,000             1.63
March 17, 1998.....................................         25,000             1.63
June 8, 1998.......................................         10,000             1.94
September 17, 1998.................................        182,000             0.50
November 1, 1998...................................          5,000             0.81
April 8, 1999......................................          7,500             1.30
April 12, 1999.....................................          7,500             1.69
April 15, 1999.....................................        175,000             1.35
April 19, 1999.....................................         10,000             1.35
April 26, 1999.....................................          5,000             1.25
May 3, 1999........................................         25,000             1.16
May 17, 1999.......................................         25,000             1.10
May 24, 1999.......................................         35,000             1.27
June 1, 1999.......................................         17,500             1.04
July 12, 1999......................................         35,000             1.00
August 1, 1999.....................................         10,000             1.00
August 9, 1999.....................................         15,000             1.00
August 23, 1999....................................         25,000             1.00
August 31, 1999....................................          5,000             1.13
September 1, 1999..................................          5,000             1.13
September 7, 1999..................................         10,000             1.00
September 20, 1999.................................          7,500             1.44
September 27, 1999.................................         10,000             1.25
October 1, 1999....................................         50,000             2.00
October 4, 1999....................................          7,500             1.25
October 11, 1999...................................          5,000             1.25
November 1, 1999...................................          5,000             1.03



     From July 8, 1997 through October 15, 1999, AdSys issued options to acquire common stock to various executive officers and directors pursuant to the employee and director option plans. All options were granted at the market price of the shares as of the grant date. AdSys claims exemption for the issuances pursuant to Section 4(2), no public offering having been involved. By virtue of their positions as executive officers and directors, each recipient had access to detailed financial information relating to AdSys. The table below depicts salient information relating to these option grants.


                       DATE                            NUMBER OF OPTIONS    STRIKE PRICE
                       ----                            -----------------    ------------
July 8, 1997.......................................        1,300,000           $1.00
August 6, 1998.....................................          400,000            0.63
September 17, 1998.................................          400,000            0.50
January 8, 1999....................................          150,000            0.50
January 13, 1999...................................          100,000            0.50
July 12, 1999......................................          200,000            1.00
July 15, 1999......................................           12,500            1.00
July 29, 1999......................................          100,000            1.00
September 1, 1999..................................            4,706            1.63
October 1, 1999....................................            3,906            1.28
October 15, 1999...................................           10,776            1.16


     From July 8, 1997 through August 1, 1999, AdSys issued options to acquire common stock to various outside consultants pursuant to the employee option plan. All options were granted at the market price of the shares as of the grant date. AdSys claims exemption for the issuances pursuant to Section 4(2), no public offering having been involved. Each recipient is sophisticated and experienced in investment matters. By virtue of their relationship with AdSys and their engagements, each recipient had access to detailed financial information relating to AdSys. The table below depicts salient information relating to these option grants.


                                                            STRIKE
            CONSULTANT                  DATE      NUMBER    PRICE        SERVICES
            ----------                  ----      ------    ------       --------
Jaffe, Raitt, Heuer & Weiss,
P.C................................    7/8/1997    50,000   $1.00    Legal
Jaffe, Raitt, Heuer & Weiss,
  P.C..............................    8/6/1998    50,000    0.63    Legal
Jaffe, Raitt, Heuer & Weiss,
  P.C..............................   7/15/1999    33,000    1.00    Legal
KIF Capital Corp...................    8/6/1998   100,000    0.63    Corporate finance
Frank Gerardi......................   9/17/1998   100,000    0.50    Investor
                                                                     relations and
                                                                     market
                                                                     information
                                                                     support
Atlantis Bancorp., Inc.............  11/16/1998    50,000    0.81    Investor
                                                                     relations and
                                                                     market
                                                                     information
                                                                     support
Barry Kaplan Associates............   3/12/1999   100,000    1.06    Investor
                                                                     relations and
                                                                     market
                                                                     information
                                                                     support

ITEM 27. EXHIBITS


 3.1   Amended and Restated Articles of Incorporation of Advanced
       Systems International, Inc.*
 3.2   Bylaws of Advanced Systems International, Inc.*
 4.1   Specimen Stock Certificate*
 5.1   Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
       Corporation
10.1   Merger Agreement with Bennington Corporation*
10.2   Director Stock Option Plan*
10.3   Employee Stock Option Plan*
10.4 Employment Agreement between registrant and Gerald Pesut dated as of November 15, 1996.*
10.5   Employment Agreement between registrant and Richard
       Penington dated as of March 5, 1997.*
10.6   Employment Agreement between registrant and Howard H.
       Tarnoff dated as of July 22, 1998.*
10.7   Employment Agreement between registrant and Robert C.
       DeMerell dated as of January 8, 1999.*
10.8   Consulting Agreement between registrant and KIF
       International dated as of November 15, 1996.*
10.9   Consulting Agreement between Advanced Systems International,
       Inc. and Gregory J. Farbolin dated as of February 4, 1999.*
10.10  Stock Option Agreement -- Pesut*
10.11  Stock Option Agreement -- Penington*
10.12  Unit -- Hampton*
10.13  Warrants -- Temple*
10.14  Warrants -- Revben*
10.15 Employment Agreement between registrant and Timothy Selner dated as of July 13, 1999
10.16 Employment Agreement between registrant and William Mottram dated as of July 29, 1999
23.1   Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in
       Exhibit 5.1)
23.2   Consent of Grant Thornton, LLP
27.1   Financial Data Schedule


-------------------------

* Previously filed as an Exhibit to the Company's Registration Statement on Form 10-SB, filed April 29, 1999, and the Amendments thereto



ITEM 28. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which it offers or sales securities, a post-effective amendment to this Registration Statement to:

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the 'Act');

             (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement;

             (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering of those securities.

          (3) For determining any liability under the Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant under Rule 424(b)(1) or (4), or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Southfield, State of Michigan, on December 23, 1999.


                                       ADVANCED SYSTEMS INTERNATIONAL, INC.

                                       By: /s/ GERALD A. PESUT
                                          --------------------------------------
                                           Gerald A. Pesut, Chief Executive
                                           Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



                /s/ GERALD A. PESUT                  President and         December 23, 1999
   ---------------------------------------------       Chief Executive
                  Gerald A. Pesut                      Officer

              /s/ ROBERT C. DEMERELL                 Secretary, Chief      December 23, 1999
   ---------------------------------------------       Financial
                Robert C. DeMerell                     Officer and
                                                       Controller

                 /s/ JOHN WILLIAMS                   Director              December 21, 1999
   ---------------------------------------------
                   John Williams

                 /s/ GREG FARBOLIN                   Director              December 23, 1999
   ---------------------------------------------
                   Greg Farbolin

                /s/ ALEXANDER HENRY                  Director              December 23, 1999
   ---------------------------------------------
                  Alexander Henry

                                                     Director
   ---------------------------------------------
                  Mark O'Donoghue

                /s/ CARLOS E. BRAVO                  Director              December 21, 1999
   ---------------------------------------------
                  Carlos E. Bravo

                                 EXHIBIT INDEX


 3.1   Amended and Restated Articles of Incorporation of Advanced
       Systems International, Inc.*
 3.2   Bylaws of Advanced Systems International, Inc.*
 4.1   Specimen Stock Certificate*
 5.1   Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
       Corporation
10.1   Merger Agreement with Bennington Corporation*
10.2   Director Stock Option Plan*
10.3   Employee Stock Option Plan*
10.4 Employment Agreement between registrant and Gerald Pesut dated as of November 15, 1996.*
10.5   Employment Agreement between registrant and Richard
       Penington dated as of March 5, 1997.*
10.6   Employment Agreement between registrant and Howard H.
       Tarnoff dated as of July 22, 1998.*
10.7   Employment Agreement between registrant and Robert C.
       DeMerell dated as of January 8, 1999.*
10.8   Consulting Agreement between registrant and KIF
       International dated as of November 15, 1996.*
10.9   Consulting Agreement between Advanced Systems International,
       Inc. and
       Gregory J. Farbolin dated as of February 4, 1999.*
10.10  Stock Option Agreement -- Pesut*
10.11  Stock Option Agreement -- Penington*
10.12  Unit -- Hampton*
10.13  Warrants -- Temple*
10.14  Warrants -- Revben*
10.15 Employment Agreement between registrant and Timothy Selner dated as of July 13, 1999
10.16 Employment Agreement between registrant and William Mottram dated as of July 29, 1999
23.1   Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in
       Exhibit 5.1)
23.2   Consent of Grant Thornton, LLP
27.1   Financial Data Schedule


-------------------------

* Previously filed as an Exhibit to the Company's Registration Statement on Form 10-SB, filed April 29, 1999, and the Amendments thereto